02028980

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Smedvig AS

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3557   FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 5/14/02


WEST VENTURE

★ Smedvig

PROFILE

Smedvig is a leading offshore drilling contractor headquartered in Stavanger, Norway.

The Company's activities cover drilling and well services within three main markets:

- Mobile Units
- Tender Rigs
- Platform Drilling

Smedvig operates a modern fleet of five mobile drilling units, six tender rigs and three semi-tenders.

Smedvig has 30 years experience from drilling operations in harsh environments in Europe's northern offshore areas as well as from operations of tender rigs in Southeast Asia.

The Company generated revenues of approximately NOK 3.8 billion in 2001 and has some 3,100 employees.

Smedvig is listed on the Oslo Stock Exchange and the New York Stock Exchange and has a market capitalization of approximately US$ 650 million (NOK 5.7 billion) (March 2002).


MOBILE UNITS
SMEDVIG asa
TENDER RIGS
PLATFORM DRILLING

CONTENTS

A modern fleet providing efficient operations

STRATEGY

Smedvig's ambition is to strengthen the position as a leading drilling contractor based on the solid market positions in the North Sea and Southeast Asia. Strong positions in selected international market segments will be pursued.

Smedvig will make use of leading edge technology in deepwater operations.

Smedvig is pursuing a profitable growth strategy by offering innovative, safe and cost-effective solutions to the oil and gas industry. This will be supported by organic growth and targeted acquisitions.

Smedvig seeks to achieve its profit targets through operational efficiency and optimal utilization of the rig fleet as well as strategic alliances.

Smedvig is committed to customer service through strong market presence, advanced drilling technology and thorough understanding of industry needs.

Smedvig seeks long-term contracts through well-established relationships with its customers.



● CURRENT OPERATIONS
○ PREVIOUS OPERATIONS

KEY FIGURES

NOK milllion	2001	2000	1999	1998	1997
Revenues	3,816	3,588	3,119	3,707	3,129
Operating profit	996	852	786	601	398
Income before income taxes	1,172	(43)	624	223	577
Cash flow	1,484	877	1,084	464	1,037
Employees	3,103	2,991	2,698	3,318	3,293

THE YEAR 2001

OPERATIONS

MOBILE UNITS



Smedvig's fleet of mobile drilling units consists of three modern, semi-submersible rigs West Alpha, West Vanguard and West Venture, plus the ultra-large jack-up rig West Epsilon and the drillship West Navion. West Venture and West Navion are designed for ultra-deepwater drilling and are among the most advanced units ever built. All drilling units are employed in the northern offshore areas. At year-end, Smedvig had 14 months of average contract coverage for its mobile units as compared to 23 months at year-end 2000.

TENDER RIGS



Smedvig is the world's leading operator of self-erecting tender rigs with a fleet of six tenders and three semi-tenders. Six of the tender rigs are wholly owned by Smedvig while three are owned by the Malaysian company Varia Perdana, of which Smedvig owns 49 percent. The Company's tender rigs are involved in production drilling and maintenance drilling in Southeast Asia. At year-end, Smedvig had a 24 months average contract coverage for its tender rigs as compared to 20 months at year-end 2000.

PLATFORM DRILLING



Smedvig has contracts for drilling, maintenance and modification on fixed installations in the Norwegian sector of the North Sea. The Company has also contracts for well services operations on platforms and drilling rigs in the Norwegian sector of the North Sea.

Revenues
NOK mill.


4,000
3,200
2,400
1,600
800
0
97
98
99
00
01

Operating profit
NOK mill.


1,000
800
600
400
200
0
97
98
99
00
01

Cash flow
NOK mill.


1,500
1,200
900
600
300
0
97
98
99
00
01

IMPORTANT EVENTS

- Best ever operating result for the division.
- All drilling units in operations.
- Increased average dayrates for the rig fleet.
- New deepwater contracts worth US$ 73 million for West Navion.
- New contracts worth US$ 71 million securing long-term employment for West Epsilon.
- Sale of West Delta.

KEY FIGURES

NOK mill.	2001	2000
Revenues	2,184	2,113
EBITDA	1,056	1,000
Operating profit	650	599
Employees	865	1,009

- Increased ownership interest in West Alliance from 28 percent to 100 percent.
- New drilling contract worth US$ 25 million for West Alliance.
- New long-term contracts worth US$ 98 million for T-2 and T-3.
- New long-term contract worth US$ 73 million for T-4.
- Increased utilization from 71 percent to 89 percent.
- Completed extensive upgrading of T-7.

NOK mill.	2001	2000
Revenues	900	774
EBITDA	458	353
Operating profit	342	238
Employees	1,348	1,146

- One year extension of the Ula/Gyda/Valhall contract.
- Contract extension on the Ekofisk field.
- Resumed drilling on the Veslefrikk field after eighth months suspension.
- New contracts for well services operations.

NOK mill.	2001	2000
Revenues	732	698
EBITDA	68	79
Operating profit	50	63
Employees	890	836



Directors' Report



Long-term growth through strong operating profits from advanced drilling units

In 2001, Smedvig delivered its best operating profit ever. The result reflected a high utilization of the fleet as all of the Company's drilling units were fully employed during most of the year.

The year was characterized by significant changes in oil and gas prices. High and favorable prices in the first half of the year were followed by sharp declines in prices in the second half. This translated into weaker demand for drilling services in some market segments. On a global basis, the utilization of the world's offshore rig fleet decreased by five percentage points year-on-year from 87 percent to 82 percent in December 2001.

The Company took advantage of the favorable market conditions in the beginning of the year by signing new contracts for its available units. In addition, the Company decided to sell the 1981-built semi-submersible rig West Delta. The sale was in line with the strategy to own and operate highly advanced and modern mobile drilling units. Furthermore, the Company decided to increase its ownership interest in the new semi-submersible tender rig, West Alliance, from 28 percent to 100 percent.

FINANCIAL STATEMENTS

Income Statement

Consolidated revenues for 2001 totaled NOK 3,816 million, an increase of NOK 228 million from 2000. The increase represents higher revenues in all business divisions.

Operating profit was NOK 996 million, an increase of NOK 144 million or 17 percent from 2000. This was mainly due to increased average dayrate for the rig fleet, as well as high utilization. The largest improvement was seen in the tender rig division.

Net financial expenses totaled NOK 545 million as compared to NOK 895 million in 2000. The decrease was primarily due to the change of accounting principle for translation of US dollar debt into Norwegian kroner.

Other items of NOK 721 million reflect the gain from the sale of West Delta.

Consolidated net income was NOK 1,068 million as compared to NOK 76 million in 2000.

Cash Flow

Net cash provided by operating activities totaled NOK 1,013 million. In 2001, the Company provided cash from investing activities of NOK 48 million. NOK 1,065 million was invested in fixed assets and newbuildings. Net cash used in financing activities amounted to NOK 1,242 million.

Balance Sheet

At year-end, the Company's total assets amounted to NOK 10,951 million. The fleet of drilling units accounted for 73 percent of the total assets.

Shareholders' equity increased to NOK 5,068 million from NOK 4,145 million in 2000. The equity ratio was 46 percent as compared to 37 percent in 2000.

Long-term interest bearing debt decreased to NOK 4,475 million from NOK 5,596 million in 2000, due to the sale of West Delta and a continued positive cash flow in 2001. The Company's short-term debt totaled NOK 1,191 million. By comparison, the short-term debt was NOK 1,182 million in 2000.

At year-end, the Company had drawn US$ 430 million on its revolving credit facility. In addition, the Company had NOK 530 million outstanding in long-term bonds in the Norwegian market as well as commercial papers amounting to NOK 200 million. Cash and cash equivalents totaled NOK 930 million, a decrease of NOK 115 million from the end of the previous year.

Smedvig's current financial position is sound, with a satisfactory equity ratio, an adequate cash position and strong cash flows from a balanced contract portfolio. Pursuant to the requirements of paragraph 3.3 of the Norwegian Accounting Act of 1998, the Board of Directors states that the assumption of continued operation serves as the basis for the accounts.

DISTRIBUTION OF EARNINGS FOR THE PARENT COMPANY

The Board of Directors proposes to the Annual General Meeting that the Parent Company's net profit of NOK 1,857,851 be distributed as follows:

• To dividend (NOK 1.50 per share)	NOK 123,436,131
• From other equity	NOK 121,578,280

According to the dividend policy, the Company aims to distribute an annual dividend. The dividend amount is dependent on the Company's earnings and financial situation. At year-end, the Parent Company had distributable equity totaling NOK 923 million.

BUSINESS UNITS

Mobile Units

Operations in the mobile units division proceeded satisfactorily. The utilization rate averaged 94 percent as compared to 92 percent in 2000. Operating profit was NOK 650 million, the best ever, up from



PETER T. SMEDVIG (CHAIRMAN)



RAYMOND DE SMEDT



J. LARRY NICHOLS



ANDREW C. SALVESEN



SIRI B. HATLEN

NOK 599 million in 2000. The increase in operating profit was due mainly to higher average dayrates for the drilling units, as well as a full year of operation for the newbuilds West Navion and West Venture delivered in 2000. With the exception of the drillship West Navion, all mobile units operated in Norway.

During 2001, West Navion completed deepwater drilling assignments in the Mediterranean and the North Atlantic. The drillship worked for several oil companies including Bapetco (a Shell affiliate), BP, Conoco and Enterprise Oil. The unit is currently drilling offshore Canada for Marathon Oil. During this assignment, the unit has experienced a ten-week halt in operations due to repair work on the derrick and marine riser.

The fifth-generation semi-submersible drilling rig West Venture is operating under a long-term contract for Norsk Hydro on the Troll field. The fourth-generation semi-submersible rig West Alpha, contracted to BP, carried out exploration and development drilling on assignments to various oil companies. In mid February 2002, the contract with BP expired. The unit is currently undergoing a yard-stay to replace the main engines and generator sets, which is expected to take eight weeks. The third-generation semi-submersible rig West Vanguard continued development drilling on various fields for Norsk Hydro.

The ultra-large jack-up rig West Epsilon was engaged for Statoil on the Sleipner field and for TotalFinaElf on the Frøy field. The jack-up is currently working for Nederlandse Aardolie Maatschappij (NAM) in the Netherlands.

The market conditions for harsh environment mobile drilling units operating in the North Sea and the North Atlantic remained fairly good through most of the year. The Company was able to secure several new short-term contracts for West Navion, as well as a short- and a medium-term contract for West Epsilon. The new contracts for West Epsilon replaced the contract originally ending December 2002, which Statoil terminated against paying a cancellation fee of approximately NOK 45 million. At year-end, the Company had 14 months of average contract coverage for its mobile units as compared to 23 months at year-end 2000.

Tender Rigs

Operations of the tender rigs division proceeded well, and the average utilization rate for the units was 89 percent as compared to 71 percent in 2000. Operating profit amounted to NOK 342 million, up from NOK 238 million in 2000. The increase was due to higher utilization of the tender rig fleet, as well as higher dayrates on new contracts.

The market conditions for tender rigs strengthened in 2001, and the Company secured new contracts at improved terms for its available units. In addition, the oil companies exercised available options to extend contracts for the Company's units.

In October, the new semi-submersible self-erecting tender rig West Alliance was delivered from the yard in Singapore. Smedvig simultaneously exercised its option to increase its ownership interest in the rig from 28 percent to 100 percent. The total capital expenditure for the unit amounted to approximately US$ 85 million. In November, the unit commenced an one-year contract for Esso in Malaysia.

Currently, all of the Company's tender rigs are employed in Southeast Asia. At year-end, the average contract coverage for the tender rigs was 24 months as compared to 20 months at year-end 2000.

Platform Drilling

Operations in the platform drilling division proceeded satisfactorily. Operating profit was NOK 50 million reduced from NOK 63 million in 2000. The decrease was primarily a result of increased low margin maintenance work relative to ordinary drilling operations.

During the year, Smedvig performed drilling operations and maintenance work on several platforms in the Norwegian sector of the North Sea. The Company was engaged in drilling and maintenance operations for Statoil on the Statfjord and Veslefrikk fields and for BP on the Ula, Gyda and Valhall fields. On the Ekofisk field, the Company drilled water- and gas-injection wells and carried out maintenance work for Phillips Petroleum.

The division includes well service operations performed onboard a number of mobile units and fixed installations. Activity in this business was high during the year yielding a satisfactory operating profit.

THE BALDER LITIGATION

On November 1, the court proceedings between Esso and Smedvig were completed. However, the court's decision is not expected until the fourth quarter this year. The net claims from Esso against Smedvig are approximately NOK 2.75 billion, whilst Smedvig's claims against Esso are approximately NOK 2.5 billion. Both amounts are exclusive of claims for interest and litigation costs. The Board of Directors does not believe that the ultimate outcome of this dispute will have a material adverse effect on the financial situation for the Company.

OPERATIONAL RISK

The Company's operating profit depends primarily on the conditions prevailing in the oil and gas industry, and in particular, the oil companies' demand for exploration and production drilling services. Furthermore, it depends on the drilling capacity supplied by other independent drilling contractors. The oil companies' demand for drilling services varies with their cash flows and expectations as to future oil and gas prices. Demand for drilling capacity has been volatile with large fluctuations in dayrates as a consequence. Over shorter periods of time the development of dayrates may vary from one geographical area to another due to differences in the local supply and demand for drilling capacity. The Company seeks to mitigate these risks by entering into long-term contracts when dayrates are at attractive levels.

The Company's operations are subject to hazards inherent in the drilling of offshore oil and gas wells. In addition, operations may be suspended because of equipment breakdowns, abnormal drilling conditions and failure of subcontractors to perform or supply goods or services. The drilling contracts include clauses that give the customer the right to terminate the contracts under certain circumstances. Such early termination may significantly impact the Company's earnings and financial position. However, the contracts usually contain clauses that provide Smedvig with satisfactory financial compensation in the event of early termination not attributable to circumstances caused by the Company.

FINANCIAL RISK

The Company generates most of its revenues in U.S. dollars, and its assets are valued in U.S. dollars. To limit the currency risk, assets are mainly financed in U.S. dollar denominated debt. The operations normally generate a surplus of U.S. dollars, and the Company therefore depends on selling dollars to cover expenses in Norwegian kroner and other currencies. In order to hedge its currency commitments, the Company employs different financial instruments.



Revenues
NOK mill.
4,000
3,200
2,400
1,600
800
0
97
98
99
00
01
EBITDA
NOK mill.
1,600
1,280
960
640
320
0
97
98
99
00
01

At year-end, the long-term interest bearing debt totaled US$ 496 million, corresponding to NOK 4,475 million. The Company's interest payment obligations under the loan agreements are based on floating rates. In order to mitigate the interest rate exposure, the Company has entered into fixed-rate agreements for a substantial portion of its debt. For additional information see Note 21 on page 28.

ORGANIZATION

In December, Christian Bull Eriksson left his position in Smedvig as Chief Executive Officer (CEO). Subsequent to his resignation, Kjell E. Jacobsen, Managing Director of Smedvig Offshore AS, was appointed acting CEO. Following his resignation as Chief Financial Officer (CFO) in June, Ole Gladhaug left Smedvig in December. Alf C. Thorkildsen, took on the position as CFO in February 2002.

WORK ENVIRONMENT

The Company aims to develop high quality and efficiency in its organization and therefore places major emphasis on safety and accident prevention. The Company is working diligently to reduce absenteeism and to further improve safety and work environment. In the Company's assessment, Smedvig offers its employees a sound and challenging working environment.

In 2001, the number of "lost-time accidents" (LTA) for the Company totaled 2.9 per million man-hours as compared to 2.5 the previous year. For the Norwegian operations, average absenteeism due to illness increased from 5.7 percent in 2000 to 6.1 percent in 2001. For the Southeast Asian operations, absenteeism was less than 0.5 percent.

NATURAL ENVIRONMENT

The exploration and production drilling operations involve some emission of exhaust gases and other gases into the air, as well as discharge of some chemicals into the sea. These emissions and discharges


Operating profit
NOK mill.
1,000
800
600
400
200
0
97
98
99
00
01


Net income
NOK mill.
1,100
880
660
440
220
0
97
98
99
00
01

are within the limits specified by relevant authorities, customers and the Company's own policy. Operations involve the risk of accidental discharges that could result in damage to the environment. The Company is working continuously to achieve its goal of preventing all such accidental discharges.

The Company's objective is to be among the best in the industry in terms of preventing environmental damage. This is being achieved through systematic registration of emissions and discharges, and an active effort is being made to select those chemicals that cause the least harm to the environment. Smedvig provides training and motivates its employees to minimize damage to the natural environment. The Company has implemented measures to ensure that the operations are in compliance with the requirements and expectations of governmental authorities, customers and partners. Emergency plans are in place to limit the damage to the environment in the event of an accidental spill. As of year-end, no accidental spills resulting in damage to the natural environment had been reported.

PROSPECTS

A weaker outlook for the world economy has increased the uncertainty with respect to the development in demand for oil and gas. As a consequence, short-term demand for offshore drilling units has decreased. For the Company's mobile units with short-term contracts, discontinuity in operations and idle periods this year are possible. As a result of an anticipated lower contribution from the mobile units division, the Company expects revenues and operating profit in 2002 to decline compared to the 2001 numbers.

In the longer term, however, the Company expects the balance of supply and demand in its primary offshore drilling markets to redress itself. It is expected that the major oil companies will keep exploration and development expenditure high in order to maintain reserve levels and ensure growth in production. This should in return support demand for drilling services worldwide, including the North Sea and Southeast Asia.

The Company has positive expectations for the deepwater drilling market as most of the significant new oil and gas reserves are located at greater water depths. In deeper waters, time is one of the key factors in determining the cost of field exploration and development. Reduced time spent on drilling will significantly contribute to improve total field economics. The Company's most advanced drilling units are capable of efficient deepwater drilling and are well positioned to meet future requirements. For the Company's mobile units in more conventional water depths, the longer-term outlook is considered to be reasonably positive as demand for modern and advanced drilling units is expected to remain relatively stable.

The outlook for the tender rig market is favorable. This is supported by plans for a number of new field developments in Southeast Asia. Smedvig is involved in the development of a new concept combining tender rigs and floating wellhead platforms for the development of deepwater fields in benign waters. In the medium to longer term, this cost efficient concept could expand the market for tender rigs.

At year-end, Smedvig had a backlog of drilling contracts averaging 14 months for its mobile units and 24 months for its tender rigs. This sound contract situation is expected to provide a strong cash flow that will further strengthen the Company's financial position and provide basis for future growth.

Stavanger, March 18, 2002

The Board of Directors of Smedvig asa

Peter T. Smedvig (Chairman)	Raymond De Smedt	Siri B. Hatlen
J. Larry Nichols	Andrew C. Salvesen	Kjell E. Jacobsen (Chief Executive Officer)

INCOME STATEMENTS

NOK million (except per share data)	Notes	2001	2000	1999
REVENUES				
Revenues	(2)	3,816	3,588	3,119
Total revenues		3,816	3,588	3,119
OPERATING EXPENSES				
Personnel expenses	(3)	(1,362)	(1,252)	(1,084)
Other operating expenses		(994)	(1,042)	(967)
Depreciation	(7)	(464)	(442)	(282)
Total operating expenses		(2,820)	(2,736)	(2,333)
Operating profit		**996**	**852**	**786**
FINANCIAL INCOME AND EXPENSES				
Interest income		62	65	51
Interest expenses	(15)	(471)	(375)	(54)
Other financial items	(4)	(136)	(585)	(159)
Net financial items		(545)	(895)	(162)
Income before other items		**451**	**(43)**	**624**
OTHER ITEMS				
Gains on sale of assets	(5)	721	-	-
Total other items		721	-	-
Income before income taxes		**1,172**	**(43)**	**624**
Income taxes	(6)	(104)	119	(47)
Net income		**1,068**	**76**	**577**
Minority share of net income		5	6	(5)
Earnings per share	(8)	12.97	0.99	6.94
Diluted earnings per share	(8)	12.96	0.98	6.93

BALANCE SHEETS

NOK million	Notes	2001	2000	1999
ASSETS				
LONG-TERM ASSETS				
Intangible fixed assets	(6)	125	192	39
Newbuildings		-	-	4,923
Mobile units and tender rigs	(7)	8,019	7,805	3,021
Other tangible assets	(7)	415	406	256
Financial fixed assets	(9)	173	239	272
Total long-term assets		**8,732**	**8,642**	**8,511**
CURRENT ASSETS				
Spare parts		123	107	119
Receivables	(10)	1,032	1,124	747
Short-term investments	(11)	134	176	176
Cash and cash equivalents	(12)	930	1,045	672
Total current assets		**2,219**	**2,452**	**1,714**
Total assets		**10,951**	**11,094**	**10,225**

BALANCE SHEETS

NOK million	Notes	2001	2000	1999
EQUITY AND LIABILITIES				
SHAREHOLDERS' EQUITY				
PAID-IN CAPITAL				
Share capital	(13)	823	124	124
Share premium reserve	(13)	1,733	2,435	2,416
Total paid-in capital		**2,556**	**2,559**	**2,540**
RETAINED EARNINGS				
Other equity	(13)	2,492	1,567	1,510
Minority interests	(13)	20	19	21
Total retained earnings		**2,512**	**1,586**	**1,531**
Total shareholders' equity		**5,068**	**4,145**	**4,071**
LIABILITIES				
PROVISIONS				
Pensions	(14)	128	80	42
Total provisions		**128**	**80**	**42**
LONG-TERM LIABILITIES				
Long-term interest bearing debt	(15)	4,475	5,596	5,070
Other long-term liabilities	(16)	89	91	53
Total long-term liabilities		**4,564**	**5,687**	**5,123**
CURRENT LIABILITIES				
Short-term interest bearing debt	(17)	200	250	-
Accounts payable		119	85	59
Taxes payable	(6)	24	52	45
Dividends payable		123	104	82
Other short-term liabilities	(18)	725	691	803
Total current liabilities		**1,191**	**1,182**	**989**
Total equity and liabilities		**10,951**	**11,094**	**10,225**

Stavanger, March 18, 2002

The Board of Directors of Smedvig asa

Peter T. Smedvig (Chairman) | Raymond De Smedt | Siri B. Hatlen

J. Larry Nichols | Andrew C. Salvesen | Kjell E. Jacobsen (Chief Executive Officer)

CASH FLOWS

NOK million	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	1,068	76	577
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	464	442	282
Losses (gains) on sale of assets	(721)	(4)	2
Losses (gains) on sale of securities	3	(10)	(40)
Unrealized foreign exchange loss, long-term debt	(3)	574	208
Expenses for periodic overhauls	80	91	64
Associated companies	-	-	18
Deferred income taxes	67	(153)	17
Change in assets and liabilities, net of effect of acquisitions:			
Accounts receivable	92	(377)	36
Spare parts	(16)	12	(13)
Income taxes payable	(28)	7	22
Accounts payable	34	26	(47)
Other current liabilities	(27)	138	326
Net cash provided by operating activities	**1,013**	**822**	**1,452**
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures on long-term investments	92	12	(12)
Capital expenditures on fixed assets and newbuildings	(951)	(337)	(2,366)
Capital expenditures on long-term maintenance	(114)	(142)	(52)
Proceeds from sale of subsidiary, net of cash	-	-	95
Proceeds from sale of fixed assets	979	14	10
Proceeds from sale and redemption of securities	42	111	188
Purchase of securities	-	(81)	(60)
Net cash provided by (used in) investing activities	**48**	**(423)**	**(2,197)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Long-term debt borrowings	4,159	1,213	1,001
Payments of long-term debt	(5,262)	(1,184)	(26)
Equity issue	4	19	-
Treasury shares	(45)	-	-
Minority's share of cash paid in limited partnership	6	3	3
Dividends	(104)	(82)	(148)
Net cash provided by (used in) financing activities	**(1,242)**	**(31)**	**830**
Effect of exchange rate changes	66	5	8
Net increase (decrease) in cash and cash equivalents	(115)	373	93
Cash and cash equivalents at beginning of year	**1,045**	**672**	**579**
Cash and cash equivalents at end of year	**930**	**1,045**	**672**

ACCOUNTING POLICIES

The accompanying consolidated financial statements present the financial position of Smedvig asa and consolidated subsidiaries (the "Company" or "Smedvig"). The accounts have been prepared in accordance with generally accepted accounting principles in Norway (Norwegian GAAP). These accounting principles vary in certain significant respects from accounting principles generally accepted in the United States (US GAAP). See Note 30 for a discussion of the principal differences between Norwegian GAAP and US GAAP that affect the Company's consolidated net income and shareholders' equity.

NATURE OF OPERATION

Smedvig is an offshore drilling contractor that, since 1965, has provided drilling and related services to the oil and gas industry.

In addition to owning and operating mobile drilling rigs, a drillship and tender rigs, Smedvig has contracts for production drilling and maintenance on fixed installations on the Norwegian continental shelf.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Norway and the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant estimates include those required in the valuation of fixed assets, assessment of the probability of the outcome of current litigation and other contingent liabilities, and the capitalization of cost relating to the upgrade of an unit. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION

Subsidiaries in which the Company's holding exceeds 50 percent are consolidated in the financial statements.

The Company also consolidates certain limited partnerships and equity investments, in which the Company's holding is 50 percent or less, in accordance with the proportionate consolidation method. This is the case for joint ventures were the Company is actively involved in the operations, and for joint ventures where the particular legal structure has been chosen to fit the desired financial structure.

The equity method of accounting is used for investments in associated companies in which the investment provides the Company with the ability to exercise significant influence over operating and financial policies of the investee company. Such influence is presumed to exist for investments in companies in which the Company's direct or indirect ownership is between 20 and 50 percent. Under the equity method, the Company's share of profits and losses of associated companies is included in the consolidated income statement under other financial items.

The cost method of accounting is used for investments in companies in which the Company's ownership is less than 20 percent.

All material intercompany transactions and internal sales have been eliminated in consolidation.

REVENUE RECOGNITION

The substantial majority of the Company's revenues is derived from dayrate based drilling contracts or other service contracts. Revenues are recognized in the period during which the services are rendered, and at the rates established in the contracts.

Under some contracts, Smedvig is entitled to additional payments for exceeding performance targets. As there is uncertainty as to such bonus payments until the drilling program is completed, such additional payments are recognized after completion of such drilling program.

Drilling contracts occasionally include mobilization fees and/or other fees payable at the start of the contract. In cases where the fee covers a general upgrade of a drilling unit or equipment and it is considered that the upgrade represents a value increase to Smedvig beyond the contract period, the fee is amortized over the contract period whereas the investment is depreciated over the remaining lifetime of the asset. In cases where the payment covers spesific upgrades or equipment only of value to the customer, the fee is offset against the cost of the upgrade or equipment. In all other cases up-front fees are recognized on a straight-line basis over the estimated contract period.

Occasionally drilling contracts are terminated by the customer against payment of a financial compensation. The compensation amount, offset by future operating expenses for the original contract period, is recognized as revenues at the date of termination.

REPAIR AND MAINTENANCE

Costs for normal repair and maintenance are expensed and charged to other operating expenses when the repair and maintenance take place. Information on periodic overhauls is described in the section Long-term maintenance.

OTHER ITEMS

Sale of material assets or parts of a business division is classified as "Other items" in the Consolidated Income Statements.

FOREIGN CURRENCIES

Due to the international nature of the Company's operations, exchange rate movements give rise to foreign currency transaction risk and translation risk when revenues, costs and net assets of foreign subsidiaries are converted into Norwegian kroner. While the Company engages in certain foreign exchange transactions with respect to its foreign currency exposure, there can be no assurance that these transactions will protect the Company from the effects of future exchange rate fluctuations, see Note 21.

Bank deposits, short-term receivables and short-term and long-term liabilities denominated in foreign currencies are translated at year-end exchange rates, and any gains or losses resulting from such translation are recognized currently as financial income and expense, see policy on "Functional Currency".

The balance sheets of subsidiaries with functional currencies other than the Norwegian kroner are translated into Norwegian kroner at the foreign exchange rate at year-end, and the income statements are translated at the average exchange rate prevailing during the year. Differences arising from foreign exchange translation are recorded as a separate component of shareholders' equity.

FUNCTIONAL CURRENCY

The Company uses Norwegian kroner as functional currency on Group level. Nevertheless, the most important subsidiaries use US dollar as functional currency.

- Smedvig Asia has always used US dollar as functional currency.
- Smedvig Rig has with effect from April 1, 2001, used US dollar as functional currency.

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. Normally, that is the currency of the environment in which an entity primarily generates and expends cash. For more information on the change in functional currency for Smedvig Rig, see Note 1.

GOODWILL

Acquisitions are accounted for using the purchase method. This requires that the excess of the purchase price over the fair value of the assets acquired, be recorded as goodwill and amortized on a straight-line basis.

NEWBUILDING PROJECTS

Newbuildings are included in fixed assets at their cumulative costs.

CAPITALIZED INTEREST

Interest expenses relating to upgradings and newbuildings are capitalized based on accumulated expenditures for the applicable project and the Company's current rate of borrowing.

FIXED ASSETS AND DEPRECIATION

Fixed assets are recorded at historical cost less accumulated depreciation. Fixed assets are depreciated on a straight line basis over the economic life of the assets. The Company's mobile rigs, drillship and tender rigs are depreciated over 25 years. Drilling equipment and fixtures are depreciated over a period of three to ten years, depending upon their useful life.

Towards the end of a unit's operating life, the Company may in certain situations decide to upgrade a unit in order to extend the life of the unit or modify it for alternative employment. In such instances, the associated cost is capitalized and depreciated over the new remaining life of the unit.

In accordance with the Norwegian Accounting Act 1998, the carrying amount of a fixed asset is periodically reviewed in order to assess if the fair value of the asset is lower than the carrying value. If the fair value is lower than the carrying value and this has not been considered to be temporary, the fixed asset is written down to fair value.

LONG-TERM MAINTENANCE

Expenses related to periodic overhauls of mobile units and tender rigs are capitalized as other fixed assets and amortized over the anticipated period between overhauls, which is generally five years.

SPARE PARTS

Spare parts are recorded at the lower of cost or market value. Spare parts are shown net of a reserve for obsolete parts and parts with low turnover rate.

ACCOUNTS RECEIVABLE

Accounts receivable are recorded net of an allowance for doubtful accounts, if any.

SHORT-TERM INVESTMENTS

Short-term investments in debt securities are recorded at market value at year-end.

CASH AND BANK DEPOSITS

Cash and cash equivalents include other highly liquid investments with an original maturity of 90 days or less.

PENSIONS

The Company has several defined benefit plans which provide retirement, death and termination benefits. The retirement benefits are generally a function of years of employment and amount of compensation. The plans are primarily funded through payments to insurance companies. The Company records its pension costs in the period during which the services are rendered by employees and amounts are based on actuarial calculations.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company's forward exchange contracts do not qualify for hedge accounting, as they are not designated as hedges of specific assets, liabilities or firm commitments. Consequently, the forward exchange contracts and currency options are marked to market, with the resulting gain or loss recorded as other financial income or expense.

Prior to 2000, the Company designated its interest-rate swap agreements as hedges of its interest rates on long-term debt. Beginning in 2000, the Company discontinued such designation as a result of the interest rate swap and forward rate agreements no longer being qualified for hedge accounting, as the contractual terms and maturities do not correlate to the underlying debt. Consequently, the Company records its interest rate swap and forward rate agreements at each reporting date at market value with the resulting gain or loss recorded as interest expenses.

The Company's interest rate swap agreements prior to 2000 qualified for hedge accounting treatment whereby interest expense for the portion of the debt covered by swap agreements was accrued for at the contracted rate of the swap.

The criteria to qualify for hedge accounting are:

- The instrument must be related to an asset or a liability
- The nominal amount of a swap agreement designated as a hedge cannot exceed the amount of the hedged item
- The contractual terms and maturities of the instrument must correlate to the underlying hedged item
- The character of the interest rate must change by converting a variable rate to a fixed rate or vice versa

INCOME TAXES

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities. Deferred tax assets and liabilities are based on temporary differences that arise between the book basis and tax basis of assets and liabilities and the future tax benefit of tax loss carry forwards.

Deferred tax assets can only be recognized if it is probable that the future benefit will be realized.

The majority of the Company's mobile units and tender rigs as well as the drillship are taxed according to the Norwegian tax scheme for shipowning and offshore companies. According to the principles of the scheme, no income tax is assessed on the operating results of those companies that qualify and decide to participate in the scheme. Under the scheme, taxation will occur when dividends are paid by companies within the scheme or when a company decides to withdraw from the scheme. In addition, parts of net financial items are subject to ordinary Norwegian taxation. Since Smedvig deems it preferable to stay within the scheme for a long time, no provision for deferred taxes has been provided for.

The Company aims to distribute a dividend every year. The dividend will primarily be taken from earnings which have been subject to ordinary taxation, from distributable reserves and, if necessary, from earnings under the Norwegian scheme for shipowning and offshore companies. Available taxed funds for distribution are sufficient to cover dividend payments for the next couple of years. Consequently, no deferred tax has been calculated on the net income generated from activities within the scheme.

EARNINGS PER SHARE

Earnings per share is computed by dividing net income by the weighted average number of class A and class B shares outstanding during the year. Shares issued during the year are weighted for the period of the year that they were outstanding.

Diluted earnings per share is computed in a manner consistent with that of earnings per share, while giving effect to the potentially dilutive effect of outstanding share warrants during the period. Note 8 discloses outstanding shares for the years 2001, 2000 and 1999.

INCENTIVE PROGRAMS

The Company has established incentive plans for senior management. In the case when the exercise price of the share warrant grants is lower than the market price of the Company's shares on the date of grant, the difference is recognized as salary expenses over the vesting period of the share warrant. National insurance contribution arising from such incentive programs is accrued over the period of the warrants.

NOTES

The notes refer to the Group. The numbers are in NOK million unless otherwise stated.

NOTE 1 CHANGE IN FUNCTIONAL CURRENCY IN SMEDVIG RIG

As a result of the significant increase in the Mobile Units and Tender Rigs activities conducted in US dollars which has prompted the reorganization of the group and the refinancing of the US dollar credit facility described in Note 15, the Company adopted the US dollar as the functional currency for the subsidiary which now holds the US dollar debt and a substantial portion of the Company's fixed assets beginning in the second quarter of 2001. Accordingly, the impact of translating the US dollar debt into Norwegian kroner will no longer be included in net income, but will be reflected as a component of shareholders' equity.

The Company has recorded the following exchange losses on the translation of US dollar debt in the income statements for periods prior to the change in functional currency.

Period	1Q2001	2000	1999
Unrealized foreign exhange loss	154	643	205

As described above, such losses will no longer occur as it will be reflected as a component of shareholders' equity upon the translation of the US dollar subsidiary into Norwegian kroner.

If the Company had not changed functional currency, the Company would have reported an unrealized foreign exchange gain of approximately NOK 48 million for the last nine months of 2001. This translation gain has now been recorded as a component to shareholders' equity. The translation of the US dollar carrying amounts of Mobile Units and Tender Rigs to Norwegian kroner also results in an unrealized gain or loss recorded in shareholders' equity which largely offsets the translation of the debt. As a consequence, the Company's fixed assets will fluctuate in accordance with exchange rate fluctuations. At December 31, 2001, fixed assets have been reduced by approximately NOK 50 million.

NOTE 2 SEGMENT INFORMATION

The Company provides drilling and related services to the offshore oil and gas industry. There have not been any inter-segment sales. The accounting principles for the segments are the same as for the consolidated accounts.

GEOGRAPHIC SEGMENT DATA

The following presents the Company's revenues, income and assets by geographic area:

Revenues from unaffiliated customers	2001	2000	1999
Norway	2,634	2,728	2,172
Brunei	251	384	358
Thailand	280	263	345
Malaysia	360	112	229
Other	291	101	15
Total	**3,816**	**3,588**	**3,119**

Income before income taxes	2001	2000	1999
Norway [1)]	1,349	602	422
Brunei	139	166	175
Thailand	66	45	121
Malaysia	130	49	68
Other	33	(10)	-
Operating profit	1,717	852	786
Other expenses	(545)	(895)	(162)
Total	**1,172**	**(43)**	**624**

NOTES

Identifiable assets [2]

	2001	2000	1999
Norway [3]	5,351	6,172	8,424
Brunei	705	1,768	1,351
Thailand	487	440	360
Malaysia	1,254	57	60
Other [4]	3,154	2,657	30
Total	**10,951**	**11,094**	**10,225**

1) Including gain on sale of assets of NOK 721 million in 2001 and loss on sale of assets of NOK 2 million in 1999.
2) A substantial portion of the Company's assets are mobile drilling units. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.
3) Including newbuildings of NOK 4,923 million for the year ended December 31, 1999.
4) Including West Navion at NOK 2,485 million and NOK 2,618 million for the years ended December 31, 2001 and 2000, respectively.

INDUSTRY SEGMENT DATA.

As of December 31, 2001, the Company operates the following three segments:

- Mobile Units: The Company offers services encompassing drilling, completion and maintenance of offshore wells in deep waters and harsh environments. The drilling contracts relate to three semi-submersible rigs, one ultra-large jack-up and one deepwater drillship
- Tender Rigs: The Company operates a fleet of six self-erecting tender rigs and three semi-submersible tender rigs, which are used for production drilling and well maintenance in Southeast Asia
- Platform Drilling: The Company performs production drilling and maintenance activities on several fixed installations in the Norwegian sector of the North Sea. The Company also provides various well services including well maintenance, modification and abandonment.

For accounting purposes only, there is a fourth division, Discontinued Activities.

Revenues from unaffiliated customers

	2001	2000	1999
Mobile Units	2,184	2,113	1,351
Tender Rigs	900	774	892
Platform Drilling	732	698	602
Reservoir and Well Technology 1)	-	-	112
Discontinued Activities 2)	-	3	162
Total	**3,816**	**3,588**	**3,119**

Depreciation and amortization

	2001	2000	1999
Mobile Units	406	401	196
Tender Rigs	120	115	114
Platform Drilling	18	16	25
Reservoir and Well Technology 1)	-	-	10
Total	**544**	**532**	**345**

Income before income taxes

	2001	2000	1999
Mobile Units 3)	1,371	599	418
Tender Rigs	342	238	365
Platform Drilling	50	63	36
Reservoir and Well Technology 1)	-	-	(1)
Discontinued Activities 2)	(46)	(48)	(32)
Operating profit	1,717	852	786
Other expenses	(545)	(895)	(162)
Total	**1,172**	**(43)**	**624**

Identifiable assets

	2001	2000	1999
Mobile Units 4)	7,300	8,474	8,083
Tender Rigs	3,207	2,304	1,789
Platform Drilling	271	113	130
Discontinued Activities 2)	173	203	223
Total	**10,951**	**11,094**	**10,225**

NOTES

Capital expenditures

	2001	2000	1999
Mobile Units	116	278	2,095
Tender Rigs	819	32	255
Platform Drilling	16	27	16
Total	**951**	**337**	**2,366**

1) Including Reservoir and Well Technology until May 11, 1999, when the company resolved to merge with Multi-Fluid ASA.
2) In 1998, the Board of Directors decided to discontinue a substantial portion of the operations in the Company's Mobile Production segment. The businesses that were discontinued were Ensco 100, Balder FPU, SPU 4 and SPU 550. The Board also decided to report these businesses as Discontinued Activities. For the year 2001 and 2000, only expenses related to the Balder FPU litigation are reported under Discontinued Activities.
3) Including gain on sale of assets of NOK 721 million in 2001 and loss on sale of assets of NOK 2 million in 1999.
4) Including newbuildings of NOK 4,923 million for the year ended December 31, 1999.

NOTE 3 PERSONNEL EXPENSES AND REMUNERATION TO THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

Specification of personnel expenses:

	2001	2000	1999
Salaries	1,017	993	841
National insurance contributions	133	130	116
Pension costs	108	85	78
Other remunerations	104	44	49
Total	**1,362**	**1,252**	**1,084**

Remuneration to the Board of Directors and Chief Executive Officer:

Numbers in NOK	2001
Remuneration expensed in 2001:	
Board of Directors	700,000
Chief Executive Officer *	1,885,200

The Chairman of the Board, Peter T. Smedvig, who is a non-executive chairman, has not received any remuneration in 2001.

* The Chief Executive Officer resigned at year end 2001. In addition to the salary to the Chief Executive Officer, the Company has made a provision maximized to 36 months salary for remuneration following his resignation. During the year the Chief Executive Officer was granted 40,000 warrants which are described in Note 20.

The acting Chief Executive Officer has been granted 90,000 warrants in 2002. Pursuant to his employment agreement he will receive compensation corresponding to 24 months salary if the Board decides to end his employment with the Company.

NOTE 4 OTHER FINANCIAL ITEMS

Due to the appreciation of the US dollar/Norwegian krone exchange rate, the Company recorded a loss on translation of long-term US dollar debt of NOK 154 million, NOK 643 million and NOK 205 million for the quarter ended March 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. As a result of the change in functional currency explained in Note 1, the impact of translating the US dollar debt is no longer recognized in net income.

In 2000, other financial items also included a gain of NOK 7 million from the sale of shares in Offshore & Marine ASA.

In 1999, other financial items included a gain of NOK 23 million from the distribution of shares in Smedvig Technologies (Holding) AS, an extraordinary dividend. Other financial items also included a capital gain of NOK 16 million from the sale of the ownership interest in Camco Services Norway.

NOTE 5 GAINS ON SALE OF ASSETS

The Company sold the mobile unit West Delta in April 2001. The sale's price was approximately US$ 110 million (NOK 979 million) and resulted in a gain of NOK 721 million.

NOTE 6 INCOME TAXES

Intangible fixed assets in the balance sheet consist solely of deferred tax assets.

Allocation of income before income taxes:

	2001	2000	1999
Norway	1,099	(74)	438
Outside Norway	73	31	186
Total	**1,172**	**(43)**	**624**

Income tax expense (benefit) consists of the following:			
Payable tax:			
Norway	12	9	13
Outside Norway	25	20	18
Total payable tax	37	29	31
Total deferred income tax expense (benefit) Norway	67	(148)	16
Total	**104**	**(119)**	**47**

The principal differences between the expected tax expense computed by applying the Norwegian statutory tax rate of 28 percent to income before income taxes and the actual tax expense are as follows:

	2001	2000	1999
"Expected" income taxes	328	(12)	175
Foreign tax rate differential	51	11	(25)
Shipowners' taxation in Norway	(277)	(152)	(115)
Income tax provisions (reversed provisions)	(14)	35	-
Other	16	(1)	12
Total	104	(119)	47
Deferred net tax assets not recognized	-	-	-
Income taxes	**104**	**(119)**	**47**

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets consist of the following:

	2001	2000	1999
Deferred tax assets:			
Tax loss carry forward	138	327	169
Pension liabilities	36	22	12
Provisions	36	40	5
Gross deferred tax assets	210	389	186
Deferred tax liabilities:			
Fixed assets	30	86	36
Other	55	111	111
Gross deferred tax liabilities	85	197	147
Net deferred tax assets	**125**	**192**	**39**

At December 31, 2001, the Company's deferred tax asset of NOK 138 million was derived from a tax loss carry forward of NOK 494 million, which expires in varying amounts primarily between 2008 and 2010. The Company is of the opinion that it is probable that the deferred tax assets will be realized through future profits and the reversal of taxable timing differences.

NOTE 7 MOBILE UNITS AND TENDER RIGS AND OTHER TANGIBLE ASSETS

	Mobile units and tender rigs	Drilling equipment inventory and fixtures	Long term maintenance	**Total other tangible assets**
Original cost at January 1, 2001	9,990	279	348	627
Additions	907	44	121	165
Disposals	(750)	(3)	(14)	(17)
Cost at December 31, 2001	10,147	320	455	775
Accumulated depreciation and amortization December 31, 2001	(2,128)	(189)	(171)	(360)
Book value at December 31, 2001	**8,019***	131	284	**415**
Depreciation for the year 2001	424*	40	-	40
Amortization for the year 2001	-	-	80	80
Percentage depreciation	4%	10-33%	20%	

* See pages 57 and 61 for specifications of book value and ordinary depreciation per mobile unit and tender rig.

FAIR VALUE WEST NAVION

West Navion has at December 31, 2001, a book value of NOK 2,394 million. Compared with value assessments from independent brokers, the fair value of West Navion is less than 90 percent of book value.

West Navion has been reviewed for impairment according to the Norwegian Accounting Act 1998. As the sum of expected future cash flows is higher than the carrying amount of the asset, the Company has not recognized any impairment loss. The review for impairment has been based on several assumptions, including utilization rate, dayrate and operating expenses. The Company will continue to reevaluate the reasonableness of these assumptions in the context of actual experience and market conditions.

NOTE 8 EARNINGS PER SHARE

NOK million (except per share data)	Net income adjusted for minority interest	Weighted average shares outstanding	Earnings per share
1999			
Earnings per share	572	82,432,588	6.94
Effect of dilution:			
Warrants		117,656	
Diluted earnings per share	572	82,550,244	6.93
2000			
Earings per share	81	82,700,004	0.99
Effect of dilution:			
Warrants		182,717	
Diluted earnings per share	81	82,882,721	0.98
2001			
Earings per share	1,073	82,753,475	12.97
Effect of dilution:			
Warrants		82,701	
Diluted earnings per share	1,073	82,836,176	12.96

For the years 2001, 2000 and 1999, 628,500, 388,500 and 16,875 warrants were excluded from the computation of diluted earnings per share due to their antidilutive effect.

NOTES

NOTE 9 FINANCIAL FIXED ASSETS

	2001	2000	1999
Shares in associated companies			
Roxar ASA	90	90	91
Offshore & Marine ASA	-	-	20
Long-term receivables			
West Alpha	-	84	103
Other long-term receivables	82	64	57
Shares			
Shares in North Norway Drilling Co. AS	1	1	1
Total	**173**	**239**	**272**

NOTE 10 RECEIVABLES

	2001	2000	1999
Trade receivables	604	688	407
Other receivables	428	436	340
Total	**1,032**	**1,124**	**747**

The trade receivables are primarily from major international oil and gas companies. The Company continually evaluates the credit risk associated with each customer and, when considered necessary, requires certain guarantees. At December 31, 2001, 2000 and 1999 no "Provision for doubtful accounts" was considered necessary. Included in other receivables is a net of approximately NOK 175 million related to the Balder issue. See Note 29 for further details regarding this matter.

The following table summarizes revenues from major customers as a percentage of total revenues (revenues in excess of 10 percent for the period):

	2001	2000	1999
Statoil	26%	41%	37%
Norsk Hydro	37%	30%	24%
Phillips Petroleum	3%	3%	13%

NOTES

NOTE 11 SHORT-TERM INVESTMENTS

	2001				2000			
	Book value	Unrealized gains	Unrealized losses	Fair value	Book value	Unrealized gains	Unrealized losses	Fair value
Debt securities (bonds)	134	-	-	134	176	-	-	176

The maturity dates of the Company's short-term investments in debt securities with an original maturity of greater than 90 days as of December 31, 2001 were:

Less than one year	55
1 – 5 years	79
5 – 10 years	-
Total	**134**

OTHER INFORMATION REGARDING THE SHORT-TERM INVESTMENTS:

	2001	2000	1999
Purchases	-	81	60
Proceeds from sales	-	-	178
Proceeds from redemptions	42	84	10
Realized gains (losses)	(3)	3	1

Realized gains on the sale of securities are determined by reference to the carrying value at the time when the specific security is sold.

NOTE 12 CASH AND CASH EQUIVALENTS

	2001	2000	1999
Cash	915	1,005	552
Certificates of deposit	15	40	120
Total	**930**	**1,045**	**672**

NOTE 13 SHAREHOLDERS' EQUITY

The Company's share capital is divided in two share classes, class A and class B. The class B shares do not carry a right to vote at the general meetings. Otherwise, holders of class B shares have the same rights and privileges as the holders of class A shares.

In October 2000, an Extraordinary General Meeting resolved a two-for-one stock split. Consequently, the par value per share was reduced from NOK 3.00 to NOK 1.50. All share and per share figures reflected in these consolidated financial statements have been retroactively restated to reflect the share split.

In April 2001, the General Meeting resolved to increase the par value per share from NOK 1.50 to NOK 10.00. This resulted in the conversion of NOK 705 million of share premium reserve into share capital.

Changes in the number of class A shares, class B shares and share capital are as follows:

	Number of Class A Shares	Number of Class B Shares	Share Capital
Balance at January 1, 1999	27,349,502	13,864,125	124
New share issuance in 1999	-	7,125	-
Balance at December 31, 1999	27,349,502	13,871,250	124
New share issuance in 2000	157,500	55,875	-
Two for one stock split	27,507,002	13,927,125	-
Balance at December 31, 2000	55,014,004	27,854,250	124
Par value increase	-	-	705
New share issuance in 2001	-	115,750	1
Issued shares at December 31, 2001	55,014,004	27,970,000	830
Treasury shares:			
Balance at January 1, 2001	-	-	-
Treasury shares bought 2001	-	700,000	(7)
Treasury shares sold 2001	-	(6,750)	-
Balance at December 31, 2001	-	693,250	(7)
Outstanding shares at December 31, 2001	**55,014,004**	**27,276,750**	**823**

CHANGES IN SHARE CAPITAL, SHARE PREMIUM RESERVE, MINORITY INTERESTS, RETAINED EARNINGS AND FOREIGN CURRENCY ADJUSTMENTS:

	Share Capital	Share premium reserve	Minority interests	Retained earnings	Foreign curr. adjustments	Total shareholders' equity
Balance at January 1, 1999	124	2,416	82	1,088	(78)	3,632
Net income	-	-	5	572	-	577
Dividend	-	-	-	(159)	-	(159)
Foreign exchange translation	-	-	-	-	87	87
Other changes in minority interests	-	-	(66)	-	-	(66)
Balance at December 31, 1999	**124**	**2,416**	**21**	**1,501**	**9**	**4,071**
Net income	-	-	(6)	82	-	76
Dividend	-	-	-	(104)	-	(104)
Foreign exchange translation	-	-	-	-	79	79
Equity issue	-	19	-	-	-	19
Other changes in minority interests	-	-	4	-	-	4
Balance at December 31, 2000	**124**	**2,435**	**19**	**1,479**	**88**	**4,145**
Par value increase	705	(705)	-	-	-	-
Net income	-	-	(5)	1,073	-	1,068
Dividend	-	-	-	(123)	-	(123)
Foreign exchange translation	-	-	-	-	13	13
Equity issue	1	3	-	-	-	4
Treasury shares	(7)	-	-	(38)	-	(45)
Other changes in minority interests	-	-	6	-	-	6
Balance at December 31, 2001	**823**	**1,733**	**20**	**2,391**	**101**	**5,068**

THE COMPANY'S 20 LARGEST SHAREHOLDERS AT DECEMBER 31, 2001

Name	No. of Class A shares	No. of Class B shares	Percent of total number of shares
Peder Smedvig Capital I as	18,856,098	2,501,374	25.74
Folketrygdfondet	2,012,600	2,624,000	5.59
Orkla asa	537,200	382,700	3.01
Citibank ADR department	625,274	1,874,160	2.96
JP Morgan Chase Clients Treaty Account	2,458,753	-	2.56
Odin Norden	-	2,124,900	2.53
Odin Norge	-	2,101,900	2.28
KLP Forsikring Aksje	902,500	988,500	2.15
Deutsche Bank AG	221,600	1,561,200	1.82
Gjensidige Spar Nor	864,105	642,237	1.77
Storebrand Livsforsikring P980	956,400	515,600	1.72
Fidelity Funds - Europe Brown Brothers	1,427,522	-	1.59
State Street Bank & Client Omnibus D	1,036,661	282,921	1.43
Vital Forsikring	685,580	503,429	1.31
UBS (Luxembourg) S.A Ordinary Account	1,089,768	-	1.25
A/S Veni	832,460	208,114	1.25
Nora Smedvig	826,528	206,632	1.11
Nordea-avkastning	760,000	-	0.92
Verdipapirfondet Avanse	-	696,100	0.84
Smedvig asa	-	693,250	0.84
Percent of total number of shares	41.08	21.58	62.66

SHARES AND WARRANTS OWNED BY THE BOARD, CEO AND SENIOR MANAGEMENT AT DECEMBER 31, 2001:

	Class A shares	Class B shares	Warrants
Peter T. Smedvig, Chairman	21,708,854	3,214,562	-
Raymond De Smedt, Director	34,000	8,500	-
Siri B. Hatlen, Director	-	-	-
J. Larry Nichols, Director	-	-	-
Andrew C. Salvesen, Director	70,000	-	-
Kjell E. Jacobsen, CEO	8,000	-	90,000
Alf C. Thorkildsen, CFO	-	-	80,000
Ståle Rød, Managing Director	8,000	82,000	93,000

NOTE 14 PENSION PLANS

The Company has a pension plan that covers approximately 1,715 employees as of December 31, 2001. The Company has an employee benefit plan for the majority of the employees. Most of this plan is covered with a Life Insurance Company, based on a 30 years earning period for the employees.

The main conditions for the onshore employees in Norway are a retirement pension of about 66 percent of salary at retirement age of 67 years of age, together with long-term disability pension. Most employees in this group may choose to leave at 62 years of age on a pre-retirement pension.

Offshore employees (both on fixed and floating installations) in Norway have retirement and long-term disability pension of about 60 percent of salary at retirement age of 67. Offshore employees on floating installations may choose to leave at 60 years of age on a pre-retirement pension. Offshore employees on fixed installations have the same pre-retirement pension, but the employees may not leave before they are 62 years of age.

The funded status of the plan is as follows:

	2001	2000	1999
Accumulated benefit obligations	234	187	151
Effect of projected future compensation levels	110	76	65
Projected benefit obligations	344	263	216
Plan assets at market value	(174)	(138)	(115)
Accrued pension liability before social security	170	125	101
Unrecognized plan amendments	(32)	(34)	(36)
Unrecognized gains (losses)	(34)	(29)	(37)
Social security	24	18	14
Accrued pension liabilities	**128**	**80**	**42**

Assumptions used in calculation of pension obligations:

Rate of compensation increase at the end of year	4.0%	4.0%	4.0%
Discount rate at the end of year	6.0%	6.0%	6.0%
Prescribed pension index factor	3.0%	3.0%	3.0%
Expected return on plan assets for the year	7.0%	7.0%	7.0%

The pension plan assets consist of bank deposits, fixed income securities, equities and real estate.

Annual pension costs:

	2001	2000	1999
Present value of this year's earned pensions	75	67	45
Interest expense on pension liabilities	15	11	10
Gross pension costs	90	78	55
Expected return on plan assets	(10)	(8)	(6)
Net pension costs	80	70	49
Recognized plan amendments	2	2	7
Expensed changes in estimates	1	(6)	1
Accrued social security	11	8	7
Net pension costs	**94**	**74**	**64**

NOTE 15 LONG-TERM INTEREST BEARING DEBT AND INTEREST EXPENSES

In May 2001, the Company entered into a new secured US$ 600 million Reducing and Revolving Credit Loan Facility Agreement (RRCF). The facility replaced the US$ 650 million revolving credit facility which the Company entered into in 1998.

RRCF had a limit of US$ 536 million (NOK 4,835 million) as at December 31, 2001. US$ 430 million (NOK 3,021 million) and US$ 590 million (NOK 5,225 million) were drawn at December 31, 2001 and 2000, respectively. The facility has an interest rate of LIBOR plus 135 basis points. The old facility had an interest rate of LIBOR plus 100 basis points that was reduced to LIBOR plus 87.5 basis points at July 15, 2000. Actual interest rates ranged from 3.4 percent to 7.8 percent in 2001 and from 6.9 percent to 9.9 percent in 2000.

In April 2001, the Company raised NOK 100 million and in June 2001 further raised NOK 130 million by issuing bonds with five year maturity and interest at three month NIBOR plus 2.00 percent in the Norwegian market. In October 2000, the Company raised NOK 300 million by issuing bonds with a three-year maturity and interest at three month NIBOR plus 1.75 percent in the Norwegian market. The Company had issued bonds at NOK 530 million at December 31, 2001. The weighted average interest rate on these bonds at December 31, 2001 and 2000 was 9.2 percent for both 2001 and 2000.

Long-term interest bearing debt totaled NOK 4,475 million and NOK 5,596 million at December 31, 2001 and 2000, respectively, and consisted primarily of bank loans used to finance new building projects. Except for the NOK 530 million bond issue all of the long-term debt is denominated in US dollars.

Long-term interest bearing debt at December 31, 2001 is payable as follows:

Year	
2002	363
2003	930
2004	630
2005	621
2006	1,931
Total	**4,475**

The Company has various covenants in its loan agreements. The revolving credit facility contains certain financial and other covenants, including covenants requiring it:

- To maintain a minimum value adjusted net worth equal to 33.3 percent of our total value adjusted assets
- To maintain a minimum liquidity balance (cash and cash equivalents) of US$ 50 million
- To maintain certain minimum interest coverage ratios or
- To maintain the ratio of our total liabilities to our earning before interest, taxes, depreciation and amortization (EBITDA) for the rest of 2001 - not more than 5.00:1, for the year 2002 - 4.25:1 and for the rest of the loan period - 3.75:1. The Company may not declare or pay dividends in respect of any year in excess of 50 percent of EBITDA less net interest expenses for such year; or
- Not to enter into any merger unless the Company will be the surviving entity, remain bound by the terms of the US$ 600 million revolving credit facility and such merger would not reasonably be expected to adversely affect the ability to comply with the financial covenants under the US$ 600 million revolving credit facility.

For the years ended December 31, 2001, 2000 and 1999, interest costs incurred were NOK 478 million, NOK 449 million and NOK 307 million, respectively. Interest cost of NOK 7 million was capitalized in 2001 as part of the financing cost for assets under construction and upgrading of drilling rigs. In 2000 and 1999, the corresponding amounts were NOK 74 million and NOK 253 million, respectively.

During 2001, the Company recognized interest expense of approximately NOK 100 million due to a decrease in market value of the Company's interest rate swap agreements.

NOTE 16 OTHER LONG-TERM LIABILITIES

	2001	2000	1999
Long-term debt to Navion ASA	49	47	44
Other long-term debt	40	44	9
Total	**89**	**91**	**53**

NOTE 17 SHORT-TERM INTEREST BEARING DEBT

In October 2001, the Company issued three month commercial paper notes with a principal amount of NOK 100 million. In November 2001, the Company issued another three month commercial paper notes with a principal amount of NOK 100 million. The weighted interest rate on short-term debt as of December 31, 2001, was 8.6 percent.

As at December 31, 2001, the Company had an undrawn amount of NOK 91 million on an overdraft facility.

NOTE 18 OTHER SHORT-TERM LIABILITIES

	2001	2000	1999
Withheld taxes, social security and vacation pay	191	151	125
Accrued interest expenses	132	183	147
Accrued expenses on newbuildings	-	-	226
Other current liabilities	402	357	305
Total	**725**	**691**	**803**

NOTE 19 SUBSIDIARY MERGER

On May 11, 1999, the Company agreed to a plan of merger between Smedvig Technologies (Holdings) AS, a wholly-owned subsidiary, and Multi-Fluid ASA, whereby Smedvig's ownership interests of Smedvig Technologies was transferred to Multi-Fluid in exchange for ownership interests in Multi-Fluid. After the merger, Multi-Fluid changed its name to Roxar ASA.

The plan of merger involved (a) the conversion of approximately NOK 63 million of inter-company debt into equity of Smedvig Technologies, (b) the distribution, as an extraordinary dividend, of 32 percent of the Company's ownership interests in Smedvig Technologies to its shareholders, and (c) the transfer of the remaining 68 percent to Roxar in exchange for ownership interests in Roxar. As a result of the dividend distribution and the exchange of the shares, the Company owns a 39 percent interest in Roxar. The extraordinary dividend was recorded at fair value and resulted in a gain of NOK 23 million in 1999. In 2001, the Company's ownership has been reduced to 35 percent interest in Roxar due to an acquisition of Fluenta AS during the year.

The exchange of the shares was accounted for as a merger at book value, with no gain or loss recognition, and the book value of the Company's investment in Smedvig Technologies carried over as the Company's investment in Roxar. Due to the temporary nature of the Company's control of Smedvig Technologies after May 11, 1999, Smedvig Technologies, which had previously been consolidated, was de-consolidated and accounted for as an associated company under the equity method.

NOTE 20 SHARE-BASED INCENTIVE PROGRAMS

The Company has granted warrants to senior management which provide the employee the right to subscribe for class B shares of the Company, except for the 1995-Program which also provided the employee the right to subscribe for class A shares. The warrants are not transferable and may be withdrawn upon termination of employment at Smedvig. Grantees who exercise warrants are obliged to maintain ownership for at least three calendar years of at least 25 percent of the shares acquired. Grantees who exercise warrants under the 1995-Program are obliged to maintain ownership for at least two calendar years of at least 10 percent of the shares acquired. The subscription price under the warrants is fixed at the date of grant with the exception of the 1998 and 1999 warrant grants whose subscription price increases by one percent per month from the date of grant until the warrant is exercised (the "Indexed Warrants"). In all instances the subscription price was not less than the fair value of the Company's shares on the date of grant. Accordingly, no compensation expense has been recognized. All warrants have been adjusted for the two-for-one stock split resolved by the Extraordinary General Meeting on October 17, 2000.

The following table summarizes the transactions under the Company's warrant plans for each of the years in the three-year period ended December 31, 2001:

	Weighted average exercise price per warrant	Number of A shares	Number of B shares
Outstanding at January 1, 1999	28.30	315,000	353,500
Warrants granted	39.60	-	200,000
Warrants exercised	26.96	-	14,250
Forfeited	28.25	-	9,000
Outstanding at December 31, 1999	31.68	315,000	530,250
Warrants granted	75.00	-	360,000
Warrants exercised	44.71	315,000	111,750
Forfeited	31.25	-	9,000
Outstanding at December 31, 2000	57.99	-	769,500
Warrants granted	81.59	-	410,000
Warrants exercised	35.39	-	122,500
Forfeited	80.83	-	90,750
Outstanding at December 31, 2001	69.87	-	966,250

The following table summarizes the information about share warrants outstanding as of December 31, 2001:

Warrant Program	2001 (II)	2001 (I)	2000	1999	1998	1997
Number of class B shares	80,000	290,000	310,000	200,000	57,750	28,500
Subscription price (NOK)	51.00	89.00	75.00	48.24*	34.25*	96.50
Remaining contractual life (months)	33	33	23	10	10	10

* Subscription price at December 31, 2001, increasing by one percent per month.

With the exception of 290,000 warrants issued under the 2001 (I)-Program and 80,000 warrants under the 2001 (II)-Program, all warrants were excercisable at December 31, 2001.

As of December 31, 2001, the Board could grant further 161,750 warrants under the 2001 authorization.

Accounting for Stock-Based Compensation (SFAS No. 123)

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), which encouraged the use of a fair value based method of accounting for compensation expense associated with stock options and similar plans. However, SFAS No. 123 permits the continued use of the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", but requires additional disclosures, including pro forma calculations of net earnings and earnings per share as if the fair value method of accounting prescribed by SFAS No. 123 had been applied in 2001, 2000 and 1999. The Company has elected to continue to apply the provisions of APB 25. The pro forma data presented below is not representative of the pro forma effects for future years, since additional future awards are expected.

	As Reported			Pro Forma		
	2001	2000	1999	2001	2000	1999
Net income (in million)	1,068	76	577	1.065	66	575
Earnings per share	12.97	0.99	6.94	12.87	0.87	6.92
Average shares outstanding	82,753,475	82,700,004	82,432,588	82,753,475	82,700,004	82,432,588
Average fair value of grants during the year				9	27	12
Black & Scholes pricing model assumptions:						
Risk free interest rate				6.5	7.0	5.5
Expected life (year)				3	3	3
Volatility				30%	34%	49%

NOTE 21 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has operations and assets in a number of countries worldwide. Consequently, the Company's results from operations are affected, when measured in NOK, by fluctuations in currency exchange rates, primarily relative to the US dollar. When the NOK appreciates against other currencies, the Company's profit from operations in foreign currencies reported in NOK may decrease. Likewise, when the NOK depreciates against other currencies, the Company's profit from operations in foreign currencies reported in NOK may increase. The Company is also exposed to changes in interest rates. On variable rate debt (see Note 15 and 17) and to the impact of changes in currency exchange rates on US dollar-denominated debt. Different financial instruments are used by the Company to manage these foreign currency and interest rate risks as summarized below. See also Note 1, change in functional currency.

NOTIONAL AMOUNTS AND CREDIT EXPOSURE

The notional amounts of off balance sheet financial instruments presented in this note represent the face or contractual amounts and thus are not a measure of the exposure of the Company through its use of such financial instruments. The actual amounts exchanged are calculated on the basis of the notional amounts and the other terms of the financial instruments, which relate to interest rates and exchange rates.

The Company is exposed to credit related losses in the event that counterparties to the off balance sheet financial instrument contracts do not perform according to the terms of the contract. In the opinion of the management, the counterparties to the financial instrument contracts are creditworthy financial institutions, and the Company does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to financial instrument contracts. These master netting agreements give the Company the legal right to discharge all or a portion of the amounts owed to a counterparty by offsetting it against amounts that the counterparty owes to the Company.

FOREIGN CURRENCY RISK MANAGEMENT

The Company uses foreign currency forward contracts to manage its exposure to foreign currency risk on certain assets, liabilitites and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under receivables if the forward contracts have a net positive fair value, and under other short-term liabilities if the forward contracts have a net negative fair value. As of December 31,

2001, the Company had forward contracts to receive approximately NOK 503 million at exchange rates ranging from NOK/US$ 9.33 to NOK/US$ 9.77 between February 1, 2002 and September 30, 2002. The Company's foreign currency risk arises from:

- The translation of U.S. dollar denominated debt and other monetary assets and liabilities to Norwegian kroner with the resulting gain or loss recorded as other financial income or expense, however, beginning April, 2001, the translation of the substantial portion of the US dollar debt is now recorded as cumulative translation adjustment in equity (see Note 1).
- Foreign currency forward contracts which are recorded as other financial income or expense.
- The impact of fluctuations in exchange rates on the reported amounts of the Company's revenues and expenses which are contracted in foreign currencies (primarily the U.S. dollar).
- Its net investment in certain foreign subsidiaries which is recorded as a cumulative translation adjustment in shareholders' equity.

	2001		2000	
Currency forward contracts	Notional amount	Fair value	Notional amount	Fair value
Receivables/other short-term liabilities	503	14	477	(2)

INTEREST RATE RISK MANAGEMENT

The following is a summary of interest rate swap agreements of the Company. Swap agreements that have a positive fair value are recorded as receivables while swap agreements with a negative fair value are recorded as other short-term liabilities.

	2001		2000	
Interest rate swap agreements	Notional amount	Fair value	Notional amount	Fair value
Other short-term liabilities	3,360	(111)	2,483	(5)

The extent of the utilization of financial instruments is determined by reference to the Company's net debt exposure and the Company's views regarding future interest rates. At December 31, 2001, the Company had outstanding interest rate swap agreements representing approximately 85 percent of the Company's US dollar interest bearing debt. This implies that the Company for this part of the debt has a fixed interest rate. However, as described in the Accounting Policies, these agreements do not qualify for hedge accounting, and accordingly the changes in the fair values of the swap agreements are recorded as interest expense.

The Company had the following interest rate swap agreements as of December 31, 2001:

Notional amount	Receive rate	Pay rate	Length of contract
188	3 month LIBOR	7.45%	15.07.1994–15.07.2004
451	6 month LIBOR	5.64%	18.02.1998–18.02.2003
451	3 month LIBOR	5.42%	18.02.1998–18.02.2003
451	3 month LIBOR	5.97%	18.08.1998–18.08.2003
451	3 month LIBOR	5.88%	02.06.1998–02.06.2003
451	3 month LIBOR	5.87%	02.06.1998–02.02.2003
451	3 month LIBOR	2.61%	15.11.2001–15.08.2002
451	3 month LIBOR	2.74%	15.11.2001–15.11.2002

The primary loan is held by the rig owning company. The interest rate swap agreements are not linked to individual drilling rigs or drillship.

CONCENTRATION OF CREDIT RISK

The market for the Company's services is the offshore oil and gas industry, and the customers consist primarily of major integrated oil companies, independent oil and gas producers and government-owned oil companies. The Company performs ongoing credit evaluations of the customers and generally do not require material collateral. Reserves for potential credit losses are maintained when necessary. The results of operations and financial condition should be considered in light of the fluctuations in demand experienced by drilling contractors as changes in oil and gas producers' expenditures and budgets occur. These fluctuations can impact the results of operations and financial condition as supply and demand factors directly affect utilization and dayrates, which are the primary determinants of net cash provided by operating activities.

For the year ended December 31, 2001, Norsk Hydro and Statoil accounted for approximately 37 percent and 26 percent, respectively, of the Company's operating revenues. For the year ended December 31, 2000, Statoil and Norsk Hydro accounted for approximately 41 percent and 30 percent, respectively, of the Company's operating revenues. For the year ended December 31, 1999, Statoil, Norsk Hydro and Phillips Petroleum accounted for approximately 37 percent, 24 percent and 13 percent, respectively, of the Company's operating revenues. No other customer accounted for more than 10 percent of consolidated operating revenues in the period. The loss of these or other significant customers could have a material adverse effect on the Company's results of operations.

NOTE 22 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has used a variety of methods and assumptions, which are based on market conditions and risks existing at the time, to estimate the fair value of the Company's financial instruments as at December 31, 2001 and December 31, 2000. For certain instruments, including cash and cash equivalents, receivables and accounts payable, it is assumed that the carrying amount approximated fair value due to the short-term maturity of those instruments.

Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value of the marketable securities, short-term interest bearing debt, and long-term interest bearing debt. The estimated value of the Company's derivative financial instruments are primarily based on settlement values. These values represent the estimated amount that would be received or paid in the event of termination of the contract, taking into consideration current interest rates, the creditworthiness of the counterparties and current foreign currency exchange rates.

	2001		2000	
	Carrying value	Fair value	Carrying value	Fair value
ASSETS				
Cash and cash equivalents	930	930	1,045	1,045
Short-term investments	134	134	176	176
Receivables	1,032	1,032	1,124	1,124
LIABILITIES				
Accounts payable	119	119	85	85
Short-term interest bearing debt	200	200	250	250
Long-term interest bearing debt	4,475	4,475	5,596	5,596
DERIVATIVE FINANCIAL INSTRUMENTS				
Interest rate swap agreements	(111)	(111)	(5)	(5)
Currency forward contracts	14	14	(4)	(4)

See Note 21 for further details regarding the fair value of derivative financial instruments.

NOTE 23 LEASES

The Company has signed operating leases for certain premises. The majority of the premises are leased from the Smedvig family's real estate company, A/S Veni. See Note 26 Related party transactions. Smedvig Offshore AS has a lease with A/S Veni lasting until 2007 for the offices at Dusavik, Stavanger.

Rental expenses amount to NOK 15 million for 2001, which is a decrease of NOK 3 million from 2000, and a decrease of NOK 7 million from 1999.

NOTE 24 PROPORTIONATE CONSOLIDATION

The Company consolidates certain joint-stock companies and limited partnerships in accordance with proportionate consolidation principles. The Company's ownership interest in such companies and partnerships is approximately 50 percent. The table below presents condensed financial information for the Company's pro rata share of the assets, liabilities and results of operations of the companies that have been proportionally consolidated.

BALANCE SHEET	2001	2000	1999
Non-current assets	2,582	2,673	2,752
Current assets	267	241	378
Non-current liabilities	142	388	372
Current liabilities	82	37	95

INCOME STATEMENT	2001	2000	1999
Revenues	825	699	494
Operating profit	298	224	161
Income before income taxes	288	197	137

NOTE 25 AUDITOR'S REMUNERATION

Numbers in NOK	2001
Audit of parent company	400,000
Audit services in connection with US financial reporting	961,000
Audit of subsidiaries	1,041,000
Other advisory services	4,576,000

NOTE 26 RELATED PARTY TRANSACTIONS

The Company has signed miscellaneous lease agreements with A/S Veni. A/S Veni is a real estate company wholly owned by the Smedvig family which is the largest shareholder in Smedvig asa. The lease agreements primarily relate to office premises and expire at various dates through 2007. The lease payments to A/S Veni for the years ended December 31, 2001, 2000 and 1999 were NOK 6 million, NOK 7 million and NOK 8 million, respectively.

NOTE 27 SUPPLEMENTAL CASH FLOW INFORMATION

The following is a summary of investing activities related to the sale of certain subsidiaries:

	2001	2000	1999
Assets sold	-	-	187
Liabilities assumed	-	-	(92)
Cash paid, net of cash acquired	-	-	95

Cash paid for interest and taxes are as follows:	2001	2000	1999
Interest paid	419	396	227
Taxes paid	66	22	12

NOTE 28 MORTGAGES, GUARANTEES AND CAPITAL NOT CALLED IN FROM LIMITED PARTNERSHIPS

MORTGAGES

Mortgages	3,945
Pledged assets:	
Mobile units and tender rigs	8,019
Accounts receivable	604
Book value pledged assets	8,623

In addition, the Company's shares in Roxar ASA, recorded at NOK 90 million, have been pledged for the short-term overdraft facility amounting to NOK 100 million.

GUARANTEES

The Company has issued guarantees in favor of third parties amounting to NOK 477 million. The majority of the guarantees are limited performance guarantees issued to the Company's customers.

KS WEST ALPHA

The Company has given KS West Alpha a credit facility maximized to US$ 45 million. As at December 31, 2001, the credit facility was not used.

CAPITAL NOT CALLED IN FROM LIMITED PARTNERSHIPS

The Company's committed, but not called in, capital in limited partnerships amounts to NOK 86 million as at December 31, 2001.

NOTE 29 OFF BALANCE SHEET ITEMS

BALDER FPU

The production vessel Balder FPU was constructed by Keppel FELS in Singapore and sold to Esso Norge AS. The costs related to the completion of the vessel were higher than expected. Some of the additional costs are related to works which the Company had advanced in order to secure completion of the vessel and which the Company will seek to reclaim from Esso/Keppel FELS. The Company has withheld payment of the final installment to Keppel FELS, the amount has been offset against the Company's claim regarding the said work.

Balder FPU was delivered to Esso in March 1997 with adequate certificates. Esso moved the vessel to a shipyard in Scotland to complete their modification program in order to comply with certain new Balder-specific requirements, and to carry out other remaining work. At the shipyard in Scotland, Esso claims to have discovered a number of defects in the vessel. On October 17, 1997, Esso notified the Company that it had terminated the operating contract for the Balder FPU, as well as the remaining part of the sales contract, which can only be terminated in the event of substantial breach. The termination did not result in the vessel being redelivered to the Company. As of December 31, 2001, amounts owed to the Company by Esso under the sales contracts totalled US$ 47 million.

Smedvig and Esso are in agreement that certain work was incomplete when the vessel was delivered to Esso, and that this work should be performed by Esso for Smedvig's account. However, the parties disagree as to the amount of the outstanding work and the costs and procedures required for completion.

In April 1998, Smedvig filed a complaint against Esso in Stavanger City Court for unjustified termination and willful breach of the sales contract and the operating contract for Balder FPU. In the complaint, Smedvig claims payment of the remaining purchase price under the sales contract plus compensation for unjustified termination and willful breach of contracts up to a total of approximately NOK 2.6 billion. In its reply, filed in September 1998, Esso rejected Smedvig's claim and brought counterclaims totaling more than NOK 4 billion against Smedvig, based mainly on Esso's assertion that Smedvig substantially breached the sales and purchase agreement and exhibited gross negligence in its handling of the Balder project. Smedvig rejects this claim as unjustified. Later on, Esso's net claim against Smedvig has been reduced to NOK 2.75 billion. Smedvig maintains that Esso undertook comprehensive modifications and upgradings of the vessel above and beyond those specified in the sales and purchase agreement, and that Esso is liable for the associated costs.

On March 6, 2000, the hearing of the dispute between Esso and Smedvig commenced in Stavanger City Court. The proceedings were completed on November 1, 2001. The Court's decision is expected during the 4th quarter 2002.

Smedvig has a net receivable of approximately NOK 175 million related to the Balder issue, at December 31, 2001 and 2000.

NOTES

Based on the Company's review of its contractual obligations and in consideration of the quality of the vessel on delivery to Esso, the Company believes that it has complied with its material obligations under these contracts. While litigation is uncertain, the Company does not believe that the ultimate outcome of this dispute will have a material adverse effect on the financial position of the Company.

WEST NAVION

Navion ASA and Smedvig jointly own the Partnership West Navion DA, each with a 50 percent ownership interest. The Partnership owns the deepwater drillship West Navion. With reference to the agreements between the parties, both parties have reserved their right to seek compensation from the other party for cost overruns related to the construction and outfitting of the drillship. The Company believes that if such a claim was made by Navion ASA, it would be groundless.

NOTE 30 THE APPROXIMATE EFFECT ON NET INCOME OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN (N GAAP) AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

Norwegian GAAP differs in certain respects from US GAAP. Differences which have significant effect on the Company's consolidated net income and shareholders' equity, are summerized and described below:

The approximate effect on net income of significant differences between Norwegian GAAP and US GAAP:

		2001	2000	1999
Net income in accordance with Norwegian GAAP		1,068	76	577
Minority interests		5	6	(5)
Adjustment for US GAAP:				
Foreign exchange	(a)	-	7	10
Equity and debt securities	(b)	-	-	2
Subsidiary merger:				
Gain on dividend payment	(c)	-	-	(24)
Gain on partial sale of subsidiary	(c)	-	-	26
Amortization of goodwill	(c)	(10)	(10)	(3)
Compensation expenses	(e)	2	(17)	(4)
Termination of drilling contracts	(f)	1	24	(25)
Disposal of vessel	(g)	-	-	75
Other		(4)	(4)	(2)
Deferred taxes	(h)	(277)	(123)	(115)
The tax effect of US GAAP adjustments	(h)	4	(5)	(14)
Approximate net income (loss) in accordance with US GAAP		**789**	**(46)**	**498**
Approximate basic earnings (loss) per share in accordance with US GAAP		**9.53**	**(0.56)**	**6.04**

The approximate effect on shareholders' equity of significant differences between Norwegian GAAP and US GAAP:

		2001	2000	1999
Shareholders' equity in accordance with Norwegian GAAP		5,068	4,145	4,071
Minority interests		(20)	(19)	(21)
Adjustment for US GAAP:				
Long-term debt - Foreign exchange	(a)	-	-	(7)
Subsidiary merger:				
Goodwill - Gain on partial sale of subsidiary	(c)	26	26	26
Accumulated amortization of goodwill	(c)	(23)	(13)	(3)
Short-term liabilities - Dividends	(d)	123	104	82
Short-term liabilities - Termination of drilling contracts	(f)	-	(1)	(25)
Receivable - Other		4	8	12
Intangible fixed assets - Deferred tax assets	(h)	(125)	(192)	(39)
Provisions - Deferred tax liabilities	(h)	(813)	(473)	(498)
Approximate shareholders' equity in accordance with US GAAP		**4,240**	**3,585**	**3,598**

NOTES

PRINCIPAL DIFFERENCES BETWEEN N GAAP AND US GAAP

a) Foreign exchange

Previously, long-term debt denominated in foreign currencies was recorded at the exchange rate that existed at the origination of the debt, as drilling contracts denominated in the same currency effectively hedged the foreign exchange risk. However, under US GAAP, these transactions did not qualify for hedge accounting.

b) Equity and debt securities

Up to December 31, 1998, shares and bonds have, in accordance with Norwegian GAAP, been recorded at the lower of cost or market value. For US GAAP purposes, all investments in debt and equity securities with a readily determinable market value are classified as "available for sale" and are recorded at fair value with changes in unrealized appreciation or depreciation recorded directly to shareholders' equity, net of applicable deferred income tax. With effect from January 1, 1999, Norwegian GAAP also requires that short-term investments are accounted for at market value, with the effects of this change is recognized in the income statement.

c) Subsidiary merger

In 1999, the Company distributed, as an extraordinary dividend, 32 percent of its ownership interest in Smedvig Technologies, a wholly owned subsidiary, and transferred its remaining 68 percent interest to Roxar in exchange for 39 percent of the ownership interest in Roxar.

Under Norwegian GAAP, the dividend distribution was recorded at fair value with a resulting gain of NOK 23 million. Under US GAAP, the dividend, which was a pro-rata distribution to shareholders, is recorded at book value.

Under Norwegian GAAP, the exchange of ownership interest of Roxar in exchange for ownership interest in Smedvig Technologies was accounted for as a merger at book value with no gain or loss recognition. In accordance with US GAAP, the non-monetary transaction is recorded at fair value and gain is recognized to the extent that ownership interests are deemed to have been economically acquired and sold. In addition, under US GAAP, goodwill is computed on the investment in Roxar as the excess of the Company's cost in Roxar over its proportionate share of Roxar's net assets, and is being amortized over five years. See Note 19 for a more detailed discussion of the merger of Smedvig Technologies.

d) Dividends

Under Norwegian law, dividends are payable out of annual earnings. The dividend is subject to approval by the Annual General Meeting following the fiscal year to which the dividend relates. Under Norwegian GAAP, dividends are recorded when proposed. Under US GAAP, dividends are recorded when legally declared.

e) Compensation expenses

The Company has a number of share incentive plans. Under Norwegian GAAP, no compensation is recorded if the exercise price is not less than the fair value of the shares at the date when the warrant was granted. All of the Company's plans comply with this accounting principle. However, some of the plans involve "indexed options" whereby the exercise price increases by one percent per month from the date when the option is granted to the date when the warrant is exercised. Under US GAAP, such plans are accounted for as variable plans because the exercise price is not known until the warrant are actually exercised. For those plans, compensation is measured each year as the difference between the market value of the Company's shares and the exercise price at the balance sheet date.

f) Termination of drilling contracts

Occasionally, drilling contracts are terminated by the customer against a financial compensation. Norwegian GAAP requires that the amount, after deduction of future operating expenses for the original contract period, be recognized as revenues at the date of the termination. The US GAAP requirement is that revenues and expenses are recognized over the original contract period.

g) Disposal of vessel

In December 1997, the Company sold the rig West Omikron to ENSCO for approximately NOK 750 million. At the time the vessel was sold it was under contract to a customer. The Company leased the vessel back from ENSCO in order to fulfill its obligations under the contract. Under Norwegian GAAP, the entire amount of the gain was recognized at the time of the sale. Under US GAAP, only a portion of the gain is recognized at the time of the sale and the remainder is amortized into income ratably over the period of the lease.

h) Deferred taxes

The income tax effects of the US GAAP adjustments are recorded as deferred tax expense (benefit), where appropriate.

The Norwegian taxation scheme for shipping and offshore companies provide that taxation will be based upon funds distributed to shareholders. In addition, parts of net financial items are subject to ordinary Norwegian taxation. As no distribution is proposed from this income in 2001, the Company has not recorded any deferred taxes. However, under US GAAP, a deferred tax liability and tax charge should be recognized on such income.

Under US GAAP, the benefit of the deferred tax asset may be recognized if it is more likely than not that the asset will be realized. Norwegian GAAP allows the recognition of deferred tax asset if it is possible that the asset will be realized. As of December 2001 and 2000, no difference is reported in the reconciliation to US GAAP in the financial statements, as the Company is of the opinion that the tax asset will be realized both under Norwegian GAAP and US GAAP.

i) First year's installment on long-term debt
Under Norwegian GAAP, the first year's installment on long-term debt is included in long-term debt. The installments due in 2002 of NOK 363 million would be classified as short-term debt, under US GAAP.

j) Proportionate consolidation method
Under Norwegian GAAP the Company consolidates certain joint stock companies and limited partnerships, in which the Company's holdings are 50 percent or less, in accordance with the proportionate consolidation method. Condensed financial information for the companies and partnerships that have been proportionally consolidated is included in Note 24.

Under US GAAP the Company's ownership interest in these companies and partnerships would be accounted for under the equity method.

k) Other items
Other items in the 2001 consolidated income statement include a gain from the sale of West Delta. In accordance with US GAAP such amounts should be classified as gain on sale of fixed assets and would be included in the calculation of operating profit.

NOTE 31 COMPANIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

Company	Percent owned by Group	Operating unit
NORWEGIAN SUBSIDIARIES		
Smedvig Offshore AS	100	
Smedvig Rig AS	100	West Epsilon, West Vanguard and West Venture
AS Smedvig Prodrill	100	
Smedvig Production Contracting AS	100	
Smedvig Drilling I AS	100	
Smedvig Drilling II AS	100	
Smedvig T4 AS	100	T-4 *)
Smedvig T7 AS	100	T-7 *)
Smedvig T8 AS	100	T-8 *)
West Pelaut AS	100	West Pelaut *)
West Menang AS	100	West Menang *)
West Alliance AS	100	West Alliance *)
Smedvig Drilling XI AS	100	
Smedvig Drilling XII AS	100	
Smedvig Drillship I AS	100	
FOREIGN SUBSIDIARIES		
Smedvig Asia Limited	100	
Smedvig Offshore Singapore Ltd	100	
Smedvig Insurance Limited	100	
LIMITED PARTNERSHIPS		
KS West Alpha **)	52	West Alpha
KS Smedvig Production Contracting ***)	89	
PR West Navion DA **)	50	West Navion
ASSOCIATED COMPANIES		
Varia Perdana Sdn Bhd **)	49	T-2, T-3 og T-6 *)
Tioman Drilling Company Sdn Bhd **)	49	
Roxar ASA ****)	35	

*) Tender rigs
**) Consolidated in accordance with the proportionate method
***) Minority share total 11 percent
****) Consolidated in accordance with the equity method

INCOME STATEMENT

NOK million	Notes	2001	2000	1999
REVENUES				
Revenues		44	23	23
Share of net income in limited partnerships	(1)	(28)	(31)	20
Total revenues		16	(8)	43
OPERATING EXPENSES				
Personnel expenses	(2)	(27)	(18)	(18)
Other operating expenses		(26)	(27)	(39)
Depreciation	(8)	-	(1)	(1)
Total operating expenses		(53)	(46)	(58)
Operating loss		**(37)**	**(54)**	**(15)**
FINANCIAL INCOME AND EXPENSES				
Interest income	(3)	213	473	412
Interest expenses	(4)	(365)	(433)	(302)
Other financial items	(5)	195	(130)	-
Net financial items		43	(90)	110
Income before other items		**6**	**(144)**	**95**
OTHER ITEMS				
Sale of shares	(6)	-	-	294
Termination expenses		-	-	6
Total other items		-	-	300
Income before income taxes		**6**	**(144)**	**395**
Income taxes	(7)	(4)	39	(31)
Net income		**2**	**(105)**	**364**
Profit/loss for the year is distributed as follows:				
Reserve for valuation variances		-	(12)	2
Distributable reserves		(121)	(197)	204
Dividend		123	104	158

BALANCE SHEETS

NOK million	Notes	2001	2000	1999
ASSETS				
LONG-TERM ASSETS				
Intangible fixed assets	(7)	131	135	96
Other tangible assets	(8)	2	2	3
Investments in subsidiaries	(9)	3,653	3,229	2,875
Receivables from group companies	(10)	458	4,367	4,864
Investments in limited partnerships and associated companies	(1)	248	236	256
Other long-term assets		4	189	221
Total long-term assets		**4,496**	**8,158**	**8,315**
CURRENT ASSETS				
Receivables		23	36	9
Receivables from group companies		-	714	-
Short-term investments	(11)	111	152	155
Cash and cash equivalents		284	779	407
Total current assets		**418**	**1,681**	**571**
Total assets		**4,914**	**9,839**	**8,886**
EQUITY AND LIABILITIES				
SHAREHOLDERS' EQUITY				
PAID-IN CAPITAL				
Share capital	(12)	823	124	124
Share premium reserve	(12)	1,733	2,435	2,416
Total paid-in capital		**2,556**	**2,559**	**2,540**
RETAINED EARNINGS				
Reserve for valuation variances	(12)	-	-	12
Other equity	(12)	1,054	1,214	1,410
Total retained earnings		**1,054**	**1,214**	**1,422**
Total shareholders' equity		**3,610**	**3,773**	**3,962**
LIABILITIES				
PROVISIONS				
Pensions	(13)	1	1	2
Total provisions		**1**	**1**	**2**
LONG-TERM LIABILITIES				
Long-term interest bearing debt	(14)	530	5,525	4,683
Total long-term liabilities		**530**	**5,525**	**4,683**
CURRENT LIABILITIES				
Accounts payable		2	2	2
Dividends payable		123	104	82
Short term liabilities from Group Companies		320	-	-
Other short-term liabilities	(15)	328	434	155
Total current liabilities		**773**	**540**	**239**
Total equity and liabilities		**4,914**	**9,839**	**8,886**

CASH FLOW

NOK million	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	2	(105)	364
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	-	1	15
Share of net income in limited partnerships	28	31	(20)
Share of associated companies	-	(7)	(50)
Termination expenses	-	-	(6)
Gains on sale of securities	-	(3)	-
Gains on sale of parts of limited partnerships and associated companies	-	-	(24)
Gains on sale of shares in subsidiaries	-	-	(294)
Deferred income taxes	4	(39)	31
Change in assets and liabilities:			
Receivables	13	(26)	27
Accounts payable	-	-	(1)
Other current liabilities	(104)	279	54
Net cash provided by operating activities	**(57)**	**131**	**96**
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures on fixed assets	-	(1)	(1)
Proceeds from sale of fixed assets	-	1	1
Proceeds from sale of securities	41	83	188
Purchase of securities	-	(77)	(39)
Sale of shares in subsidiaries	-	-	710
Purchase of shares in subsidiaries	(424)	(354)	(976)
Sale of parts of limited partnerships and associated companies	-	27	161
Purchase of parts of limited partnerships and associated companies	-	(8)	(95)
Receivables and subordinated loans, group companies	4,939	(217)	(897)
Long-term investments	185	32	30
Capital paid to limited partnerships	(39)	(23)	(19)
Net cash used in investing activities	**4,702**	**(537)**	**(937)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Long-term debt borrowings	-	842	1,033
Long-term debt payment	(4,995)	-	-
Pension liabilities	-	(1)	1
Equity issue	4	19	-
Treasury shares	(45)	-	-
Dividends	(104)	(82)	(148)
Equity method implementation	-	-	(65)
Net cash provided by financing activities	**(5,140)**	**778**	**821**
Net increase (decrease) in cash and cash equivalents	(495)	372	(20)
Cash and cash equivalents at beginning of year	**779**	**407**	**427**
Cash and cash equivalents at end of year	**284**	**779**	**407**

NOTES

The accounting principles applied in the consolidated financial statements have also been applied to the financial statements of Smedvig asa. The numbers are in NOK million unless otherwise stated. The notes to the financial statements of the parent company must be read in conjunction with the notes to the Consolidated Financial Statements.

NOTE 1 INVESTMENTS IN LIMITED PARTNERSHIPS AND ASSOCIATED COMPANIES

Ownership in limited partnerships (LP) are included according to the equity method.
Share of income before income taxes in limited partnerships:

	Net income from LP
KS West Alpha	8
Smedvig Production Contracting KS	(36)
Total	**(28)**

Specification of ownership interests in limited partnerships:

	Ownership January 1,2001	Net income	Paid in capital	Ownership December 31, 2001
KS West Alpha	14	8	-	22
Smedvig Production Contracting KS	131	(36)	39	134
Total	**145**	**(28)**	**39**	**156**

NOTE 2 PERSONNEL EXPENSES

Specification of personnel expenses:	2001	2000	1999
Salaries	21	12	11
National insurance contributions	3	3	3
Pension costs	1	1	2
Other remunerations	2	2	2
Total	**27**	**18**	**18**

NOTE 3 INTEREST INCOME

Interest income includes interest from group companies of NOK 178 million.

NOTE 4 INTEREST EXPENSES

Interest income includes interest to group companies of NOK 43 million.

NOTE 5 OTHER FINANCIAL ITEMS

	2001	2000	1999
Foreign exchange loss	(19)	(134)	-
Gain on sale of shares Offshore & Marine ASA	-	7	-
Group contribution	212	-	-
Other financial items	2	(3)	-
Total	**195**	**(130)**	**-**

NOTES

NOTE 6 SALE OF SHARES

In 1999, the Company sold the shares in West Epsilon AS to Smedvig Rig AS and recorded a gain of NOK 294 million.

NOTE 7 INCOME TAXES

Specification of differences between income before income taxes and the basis for tax calculation.

Basis for this year's tax calculation	2001	2000	1999
Income before income taxes	6	(144)	395
Other permanent differences	10	5	(283)
Change in temporary differences	95	2	(10)
Loss carry forward	(111)	137	(102)
Basis for tax calculation	**-**	**-**	**-**
Income before income taxes in the Income Statements:			
Change in deferred tax assets	4	(39)	31
Income taxes	**4**	**(39)**	**31**
Calculation of deferred tax assets:			
Temporary positive differences			
Tax allocation on gains on sale of assets	8	10	13
Temporary positive differences	**8**	**10**	**13**
Temporary negative differences			
Pension liabilities	(1)	(1)	(2)
Fixed assets	(1)	(1)	(1)
Shares	(132)	(132)	(132)
Unrealized loss forward contracts	(96)	-	-
Other differences	-	(2)	(2)
Temporary negative differences	**(230)**	**(136)**	**(137)**
Loss carried forward	(246)	(356)	(219)
Total temporary differences after deduction of loss carry forward	(468)	(482)	(343)
Deferred tax assets (28%)	**131**	**135**	**96**

NOTE 8 OTHER TANGIBLE ASSETS

Drilling equipment, office equipment and cars	
Original cost at January 1, 2001	4
Additions	-
Disposals	(1)
Cost at December 31, 2001	3
Accumulated depreciation December 31, 2001	(1)
Book value at December 31, 2001	**2**
Depreciation for the year	-
Depreciation percentage	14.3%

NOTE 9 INVESTMENTS IN SUBSIDIARIES

Company	Office	Ownership interest	Book value*)	Equity*)	Result*)
Smedvig Production Contracting AS	Stavanger	100%	4,961	1,132	(2,389)
Smedvig Asia Limited	Hong Kong	100%	212,862	761,051	64,696
Smedvig Offshore AS	Stavanger	100%	49,100	78,825	(4,846)
AS Smedvig Prodrill	Stavanger	100%	81,892	41,727	33,352
Smedvig Drilling I AS	Stavanger	100%	500	862	30
Smedvig Insurance Ltd.	Bermuda	100%	813	25,403	8,625
Smedvig Rig AS	Stavanger	100%	2,550,000	3,636,953	1,379,336
Smedvig Drilling XI AS	Stavanger	100%	500	523	24
Smedvig Drilling XII AS	Stavanger	100%	1,389	1,119	55
Smedvig Drillship I AS	Stavanger	100%	750,500	247,129	(258,649)
Smedvig Drilling II AS	Stavanger	100%	535	562	19
Total			**3,653,052**		

*) Numbers in NOK 1,000

NOTE 10 RECEIVABLES FROM GROUP COMPANIES AND ASSOCIATED COMPANIES

	2001	2000	1999
Receivables from subsidiaries	415	5,039	4,797
Subordinated loans:			
Roxar ASA	15	15	15
Smedvig Production Contracting AS	28	28	52
Total	**458**	**5,082**	**4,864**

Terms of repayment are individual for each loan. The subordinated loans carry no interest whereas the other loans carry interest at market rates.

NOTE 11 SHORT-TERM INVESTMENTS

Debt securities (bonds)	2001	2000	1999
Book value	111	152	155
Fair value	111	152	155

NOTE 12 SHAREHOLDERS' EQUITY

The Company has two classes of common stock, A shares and B shares. The class B shares do not carry a right to vote at the general meetings. Otherwise, holders of class B shares have the same rights and privileges as the holders of the class A shares. Further information is presented in note 13 to the Consolidated Financial Statements.

	Share Capital	Share premium reserve	Other equity
Equity January 1, 2001:	124	2,435	1,214
Par value increase	706	(706)	-
Equity issue	-	4	-
Treasury shares	(7)	-	(39)
Net income after dividends payable	-	-	(121)
Equity December 31, 2001	**823**	**1,733**	**1,054**

NOTES

NOTE 13 PENSION PLANS

The Company has a pension plan that covers the Company's employees.

	2001	2000	1999
Accumulated benefit obligations	7	7	6
Effect of projected future compensation levels	3	2	3
Projected benefit obligations	10	9	9
Plan assets at market value	(9)	(8)	(7)
Accrued pension liability before social security	1	1	2
Accrued pension liabilities	**1**	**1**	**2**

Assumptions used in calculation of pension obligations as at year-end:

	2001	2000	1999
Rate of compensation increase at the end of year	4.0%	4.0%	4.0%
Discount rate at the end of year	6.0%	6.0%	6.0%
Prescribed pension index factor	3.0%	3.0%	3.0%
Expected return on plan assets for the year	7.0%	7.0%	7.0%

The pension plan assets consist of bank deposits, fixed income securities, equities and real estate.

Annual pension costs:	2001	2000	1999
Present value of this year's earned pensions	1	1	1
Gross pension costs	1	1	1
Net pension costs	1	1	1

NOTE 14 LONG-TERM INTEREST BEARING DEBT

In April 2001, the Company raised NOK 100 million and in June 2001 further 130 million by issuing bonds with five-year maturity. The interest is three month NIBOR plus 2.0 percent. The Company had issued bonds at NOK 530 million at December 31, 2001.

NOTE 15 OTHER SHORT-TERM LIABILITIES

	2001	2000	1999
Withheld taxes, social security and vacation pay	5	4	3
Accrued interest expenses	117	183	147
Other short-term debt	206	247	5
Total	**328**	**434**	**155**

Other short-term debt includes interest bearing commercial papers of NOK 200 million issued in October and November 2001.

NOTE 16 MORTGAGES, GUARANTEES AND CAPITAL NOT CALLED IN FROM LIMITED PARTNERSHIPS

The Company's shares in Roxar ASA recorded at NOK 90 million, have been pledged for the short term overdraft facility amounting to NOK 100 million.

Guarantees

Smedvig asa has issued guarantees amounting to NOK 477 million.

Capital not called in from limited partnerships

The Company's share of uncalled capital from limited partnerships amounts to NOK 76 million as per December 31, 2001.

AUDITOR'S REPORT

To the Annual Shareholders' Meeting of Smedvig asa

AUDITOR'S REPORT FOR 2001

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

We have audited the annual financial statements of the Smedvig asa Company as of December 31 2001, showing a profit of NOK 1,857,851 for the parent company and a profit of NOK 1,068,404,000 for the Group. We have also audited the information in the Board of Directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes, and the Group accounts. These financial statements and Board of Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on the other information according to the requirements of the Norwegian Act on Auditing and Auditors.

BASIS OF OPINION

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards and practices an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion,

- the financial statements are prepared in accordance with the law and regulations and present the financial position of the Company and of the Group as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its obligation in respect of registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Board of Directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the profit is consistent with the financial statements and comply with the law and regulations.

Stavanger, March 18, 2002
KPMG AS

Aage K. Seldal
State Authorized Public Accountant

Shareholder information 2001

SHAREHOLDER POLICY

The Company's shareholder policy is based on the assumption that the financial interests of the owners are best served through growth in the Company's earnings. The objective is that shareholders shall achieve long-term growth in earnings per share. However, fluctuations in the Company's net income must be expected from time to time, due to the partly cyclical nature of the industry. The return on investment is measured as distributed dividend plus change in share price. The Company's shares are listed both in Oslo and New York in order to maintain a broad shareholder base.

Smedvig share price development


NOK
125
100
75
50
25
0
1999
2000
2001
CLASS A SHARES
CLASS B SHARES

DIVIDEND POLICY

According to its financial strategy, the Company aims to distribute a dividend every year. The dividend for each year will depend on the Company's earnings and financial situation, with growth in net income providing the basis for an increase in dividend.

The Board proposes a dividend for 2001 of NOK 1.50 per share, up from NOK 1.25 in 2000. The RISK amount for 2001, which applies only to shareholders subject to Norwegian taxes, is minus NOK 1.043 per share.

The annual risk amount per share, adjusted for stock-splits and bonus issues:

01.01.93	NOK (0.198)
01.01.94	NOK (0.374)
01.01.95	NOK 0.032
01.01.96	NOK 0.032
01.01.97	NOK (0.990)
01.01.98	NOK (1.110)
01.01.99	NOK (0.865)
01.01.00	NOK (1.190)
01.01.01	NOK (0.970)
01.01.02*	NOK (1.043)

*The figure is the Company's estimate

SHARE CAPITAL

In 2001, the General Meeting decided to increase the par value for the class A and B shares from NOK 1.50 to NOK 10.00 by transfer from the share premium reserve. At year-end, the Company's share capital was NOK 829,840,040 divided between 55,014,004 class A shares and 27,970,000 class B shares (par value NOK 10.00). While the total number of shares at year-end was 82,984,004, the average number of shares in 2001 was 82,753,475. The class B shares are non-voting, but otherwise carry the same rights and privileges as the class A shares. Both share classes are listed on the New York Stock Exchange (NYSE) and the Oslo Stock Exchange (OSE).

The General Meeting resolved to authorize the Board to offer senior employees rights to subscribe for shares in the Company through a share incentive program based on warrants. Under this authorization, the Board in 2001 decided to distribute 410,000 warrants to senior employees. By the end of 2001, the Board was authorized to distribute another 161,750 warrants. The authorization is valid until April 26, 2003.

In 2001, the General Meeting authorized the Board to repurchase 8,298,000 shares. The Board decides if it will repurchase class A shares and/or class B shares. The maximum price to be paid per share is NOK 150.00 and the minimum prize is NOK 25.00. This authorization is valid until October 26, 2002. During 2001, the Company has repurchased 700,000 class B shares, of which 6,750 have been sold in connection with exercise of issued warrants.

In 2001, the General Meeting authorized the Board to increase the share capital with up to NOK 300,000,000 by issuing 30,000,000 new shares at par value NOK 10.00. The authorization comprises issuance of both class A and class B shares, and is valid until April 26, 2003.

SHARE PRICE DEVELOPMENT AND TURNOVER

At the end of 2001, Smedvig's market capitalization was NOK 5.7 billion (approximately US$ 636 million), and the Company was the 21st largest company quoted on the Oslo Stock Exchange measured in terms of market capitalization.

KEY FIGURES

	2001 Class A shares	2001 Class B shares	2000 Class A shares	2000 Class B shares	1999 Class A shares	1999 Class B shares	1998 Class A shares	1998 Class B shares
Ordinary dividend per share	1.50	1.50	1.25	1.25	1.00	1.00	0.88	0.88
Share price Dec. 31	73	62	87	75	52	44	32	29
Share price high/low	107/59	95/48	100/45	88/41	55/29	47/24	92/27	88/24
No. of shareholders Dec. 31	2,532	1,394	2,538	1,299	2,157	1,480	1,936	1,214
Foreign shareholders (%)	27.9	27.0	30.3	33.7	23.9	20.3	36.0	31.5
Shares traded (1,000)	36,103	21,674	38,888	26,698	39,944	25,922	28,762	30,894
Share turnover rate	0.65	0.77	0.69	0.96	0.73	0.93	0.52	1.11

The Company's share prices decreased in 2001. The OSE quotation for the class A shares decreased from NOK 87.00 at the beginning of the year to NOK 73.00 at year-end, which corresponds to a decrease of 16 percent. The quotation for the class B shares decreased from NOK 75.00 to NOK 61.50 at year-end, corresponding to a decrease of 18 percent. The NYSE quotation for the class A shares decreased from US$ 9.60 at the beginning of the year to US$ 8.00 at year-end, whereas the class B shares decreased from US$ 8.00 to US$ 6.55 at year-end. The Oslo Stock Exchange's All Share Index decreased 11 percent while the Dow Jones Industrial Average index decreased 13 percent during the year.

The average daily turnover for the Company's shares was NOK 18.1 million in 2001. This corresponds to a turnover rate of 0.69 of outstanding shares during the year. Broken down by the two classes of shares, the average daily number of shares traded was 144,819 Class A shares and 86,852 Class B shares.

INFORMATION TO THE CAPITAL MARKET

The Company's financial strategy is supported by focused information and investor relations activities. Great emphasis is placed on keeping shareholders and capital markets continuously updated about events that are significant for assessing the Company. Information regarding financial conditions and important events is therefore given high priority. Smedvig works continuously to ensure that the share price reflects the asset values and earnings outlook for the Company. The plan for information to shareholders is as follows:

First quarter results	April 22, 2002
Form 20-F for 2001	June 30, 2002
Second quarter results	August 7, 2002
Third quarter results	October 22, 2002
Preliminary accounts and dividend proposal for 2002	February 2003
Annual Report for 2002	April 2003

SHARES OWNED AND CONTROLLED BY BOARD MEMBERS AND EXECUTIVE MANAGEMENT AS OF YEAR-END:

	Class A Shares	Class B Shares	Warrants
Peter T. Smedvig, Chairman of the Board	21,708,854	3,214,562	0
Raymond De Smedt, Director	34,000	8,500	0
Siri B. Hatlen, Director	0	0	0
J. Larry Nichols, Director	0	0	0
Andrew C. Salvesen, Director	70,000	0	0
Kjell E. Jacobsen, Chief Executive Officer	8,000	0	90,000
Alf C. Thorkildsen, Chief Financial Officer	0	0	80,000
Ståle Rød, Managing director	8,000	82,000	93,000

In addition to scheduled information, presentations are given to financial analysts and investors in the capital market, both in Norway and abroad. The basic principle is that announcements to the capital market are disclosed to the OSE and the NYSE simultaneously, and then subsequently and simultaneously made public in the Norwegian and international markets.

OWNERSHIP

The Company imposes no restrictions on ownership by foreign shareholders. At year-end, non-Norwegian shareholders held 27.6 percent of the share capital compared to 31.4 percent the previous year. The holdings in the class A shares and class B shares were 27.9 percent and 27.0 percent, respectively. The USA is the largest foreign market for the Company's shares.

The Smedvig family controls 39.5 percent of the class A shares and 11.5 percent of the class B shares, corresponding to 30.0 percent of the total share capital. The family intends to maintain a significant shareholding in the Company. Peter T. Smedvig is Chairman of the Board.

At year-end 2001, the Company held 693,250 of its own class B shares. This holding should be viewed as part of the Company's obligations related to share incentive programs.

SHARE INCENTIVE PROGRAMS

The Company has five different incentive programs based on allocated rights to subscribe for new shares. At year-end 2001, the programs comprised the following numbers of allocated stock warrants:

	Class B shares	Subscription price	Maturity
1997	28,500	96.50	03.11.02
1998	57,750	34.25*	03.11.02
1999	200,000	48.24*	03.11.02
2000	310,000	75.00	09.12.03
2001 (I)	290,000	89.00	30.09.04
2001 (II)	80,000	51.00	30.09.04

* Increases by one percent per month. The given subscription price is the price as of December 31, 2001.

Warrants allocated under the 1997 program have a subscription price of NOK 96.50 through November 3, 2002. One warrant confers the right to subscribe for one class B share. These warrants have been allocated to senior management outside Norway.

Warrants allocated under the 1998 program had an initial subscription price of NOK 25.00. One warrant confers the right to subscribe for one class B share. These warrants have been allocated to senior management and key employees.

Warrants allocated under the 1999 program had an initial subscription price of NOK 36.00. One warrant confers the right to subscribe for one class B share. These warrants have been allocated to the former CEO.

For warrants allocated under the 1998 and 1999 programs, the subscription price increases by one percent per month during the lifetime of the warrants, and at December 31, 2001, the subscription price was NOK 34.25 and NOK 48.24, respectively. The 1998 and 1999 programs expire on November 3, 2002.

Warrants allocated under the 2000 program have a subscription price of NOK 75.00 through December 9, 2003. One warrant confers the right to subscribe for one class B share. These warrants have been allocated to senior management and key employees.

Warrants allocated under the 2001(I) program have a subscription price of NOK 89.00 through September 30, 2004. One warrant confers the right to subscribe for one class B share. These warrants have been allocated to senior management and key employees.

Warrants allocated under the 2001(II) program have a subscription price of NOK 51.00 through September 30, 2004. One warrant confers the right to subscribe for one class B share. These warrants have been allocated to the Chief Financial Officer.

All warrants have been allocated free of charge and are tied to the holder's continued employment with Smedvig, and are revocable if the person leaves. These warrants cannot be traded.

THE 20 LARGEST SHAREHOLDERS AS OF DECEMBER 31, 2001

Name	No. of Class A shares	No. of Class B shares	Percent of total number of shares
Peder Smedvig Capital I as	18,856,098	2,501,374	25.74
Folketrygdfondet	2,012,600	2,624,000	5.59
Orkla asa	537,200	382,700	3.01
Citibank ADR department	625,274	1,874,160	2.96
JP Morgan Chase Clients Treaty Account	2,458,753	0	2.56
Odin Norden	0	2,124,900	2.53
Odin Norge	0	2,101,900	2.28
KLP Forsikring Aksje	902,500	988,500	2.15
Deutsche Bank AG	221,600	1,561,200	1.82
Gjensidige Spar Nor	864,105	642,237	1.77
Storebrand Livsforsikring P980	956,400	515,600	1.72
Fidelity Funds - Europe Brown Brothers	1,427,522	0	1.59
State Street Bank & Client Omnibus D	1,036,661	282,921	1.43
Vital Forsikring	685,580	503,429	1.31
UBS (Luxembourg) S.A Ordinary Account	1,089,768	0	1.25
A/S Veni	832,460	208,114	1.25
Nora Smedvig	826,528	206,632	1.11
Nordea-avkastning	760,000	0	0.92
Verdipapirfondet Avanse	0	696,100	0.84
Smedvig asa	0	693,250	0.84
Percent of total number of shares	41.08	21.58	62.66

Analytical information 2001

NET ASSET VALUE

The Company does not publish a calculation of net asset value. Such calculation should be based on each shareholder's assessment of market values and the Company's future earnings potential. The partly cyclical nature of the industry means that any such valuation could be greatly influenced by its timing.

However, the Company provides various supplementary details for the benefit of shareholders that wish to make their own calculations.

VALUATION METHODS

Smedvig is an offshore drilling contractor that provides drilling services related to the Company's fleet of mobile units and tender rigs. In addition, Smedvig performs platform drilling activities.

An appropriate valuation of Smedvig should be based on the Company's fixed assets and the earnings that these assets can be expected to generate, and on the value of the cash flow from other activities.

In 2001, revenues and EBITDA from Mobile Units and Tender Rigs divisions accounted for approximately 81 percent of the total revenues and 99 percent of the total EBITDA, respectively. The Mobile Units and Tender Rigs divisions are capital intensive whilst the Platform Drilling division is labor intensive with limited capital required.

An illustration of the capital employed split by the Company's divisions together with the historical cash flow data are provided on the next pages. The breakdown of information on each division provides assistance in evaluating the future cash flow and net asset value.

MARKET VALUE OF FIXED ASSETS

In January 2002, the Company obtained valuation assessments of its mobile units from three independent brokers, two Norwegian and one British. The values presented on page 57 in the rig overview are an arithmetic mean of these estimates. However, the broker estimates do not take into account the contract situation for the individual rig, which may affect the valuation. Furthermore, limited turnover in the secondary market makes these estimates uncertain.

In the tender rig market, there are few competitors and very limited secondary sale of rigs. In addition, the technical quality may vary considerably from rig to rig. Accurate valuations for this type of drilling equipment are therefore difficult to provide and, as a result, such estimates are not included in the tender rig overview on page 61. In 2001, average dayrates achieved under Smedvig's tender rig contracts were approximately US$ 40,000 for the tender barges and US$ 60,000 for the semi-tenders. Average operating expenses including depreciation per tender rig were approximately US$ 28,000 per day.

Other fixed assets include drilling equipment employed for the Company's platform drilling activities on fixed installations.

Dayrates semi-submersible rigs in the Norwegian sector of the North Sea


US$ 1,000
200
175
150
125
100
75
50
25
0
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
THIRD GENERATION
FOURTH GENERATION
FIFTH GENERATION

Source: Fearnley Offshore

VALUATION OF OTHER ACTIVITIES

The Company holds drilling and maintenance contracts on platform rigs and performs well services operations on several fields on the Norwegian Continental Shelf. An overview of the contract portfolio as well as the accounts are presented in the overview on page 65.

Smedvig owns 35 percent in the Oslo Stock Exchange listed company Roxar ASA. At year-end, the share price was NOK 14.00, corresponding to a market capitalization of NOK 361 million. Smedvig reports its share in Roxar applying the equity method of accounting.

INVESTMENTS

Investments cover mainly acquisitions of rigs, newbuilds and new equipment, upgrading of existing rigs and equipment as well as capitalized interest expenses related to upgradings and newbuilds.

Long-term maintenance (LTM) is not included in total investments. LTM is costs related to periodic overhauls of the rig fleet and are amortized as part of operating expenses over the anticipated periods between overhauls.

The Company's total investments for the period 1997-2001 are illustrated in diagram 1 (page 50).


Revenues
EBITDA
Capital employed
MOBILE UNITS
TENDER RIGS
PLATFORM DRILLING

LONG-TERM INTEREST BEARING DEBT

At year-end, long-term interest bearing debt amounted to NOK 4,5 billion. For more detailed information see Note 15 and Note 17 on page 25 and page 26.

ORDER BACKLOG

As of year-end, Smedvig's order backlog totaled approximately NOK 5.9 billion. Diagram 2 (page 50) shows the order backlog for the next five years. In addition, the Company has issued options to operators for extensions of existing drilling contracts.

GAINS ON SALE OF ASSETS

Sale of assets is part of the Company's business. Over the years, gains on sale of assets have represented a significant share of the profits reported by the Company. Gains on sale of assets are defined as sale price less book value. The applied depreciation period for the Company's rig fleet is 25 years.

In Diagram 4, the Company's income before income taxes is broken down to operating profit, gains on sale of assets, and net financial items for the period 1997-2001.

VALUE ADDED

Value added by the Company can be expressed as the sum of operating profit and gross financial income plus change in the market value of the fleet of drilling units over the year. Diagram 3 (page 50) allocates the value added between these individual factors for the last five years.

The market value of each rig is normally a function of age, maintenance and upgrades, and of the overall supply and demand balance in the market. The stated market values for the mobile units are based on annual estimates from independent brokers at year-end, and should be considered as indications of actual values. The estimates are based on the assumption that the rigs are without drilling contracts.

Changes in the aggregate market value for each year are adjusted for sales and purchases during the year as well as expenses associated with termination of projects.

As estimates of market value for the tender rig fleet are not available, a movement in market value for the rig fleet only reflects changes for the mobile unit fleet.

DEVELOPMENT OF DAYRATES

The dayrates for large semi-submersible drilling rigs vary considerably over time. The chart on the opposite page shows the development in dayrates for semi-submersible drilling rigs in the Norwegian sector of the North Sea since 1987. Dayrates differ for various type of drilling units and geographical areas. Semi-submersibles are generally classified in terms of generations based on their building year and capabilities.

SENSITIVITY ANALYSIS

Interest Rates

Smedvig's interest bearing debt totaled US$ 518 million at year-end (corresponding to NOK 4,675 million). NOK 730 million was related to the Company's issuances of commercial papers and bonds with floating rates in the Norwegian market. The other debt is denominated in US$ and have floating rate as well. For more details see Note 15 on page 25.

At the end of the year, the Company had entered into interest swap arrangements for US$ 371 million.

Investments
Diagram 1

NOK mill.


3,000
2,500
2,000
1,500
1,000
500
0
97
98
99
00
01

Order backlog
Diagram 2

NOK mill.


3,500
2,800
2,100
1,400
700
0
02
03
04
05
06

Value added
Diagram 3

NOK mill.


2,200
1,760
1,320
880
440
0
-440
-880
-1,320
-1,760
-2,200
97
98
99
00
01

- ● OPERATING PROFIT BEFORE DEPRECIATION
- ● GROSS FINANCIAL INCOME
- ○ NET CHANGE IN MARKET VALUE OF RIG FLEET

Breakdown of income before income taxes
Diagram 4

NOK mill.


1,750
1,400
1,050
700
350
0
-350
-700
-1,050
-1,400
-1,750
97
98
99
00
01

- ● OPERATING PROFIT
- ● GAINS ON SALE OF ASSETS AND TERMINATION EXPENSES
- ○ NET FINANCIAL ITEMS

A change of one percentage point (100 basis points) in the interest rate would result in a change of approximately NOK 47 million in the Company's annual interest expenses. This effect is partly offset moderated by the corresponding changes in interest income from the Company's cash and short-term investments.

Smedvig capitalizes interest expenses during construction on newbuilds and larger upgrades. In 2001, interest expenses totaled NOK 478 million, of which NOK 7 million was capitalized.

Exchange Rates
A significant portion of Smedvig's revenues is generated in US dollars. The Company has therefore financed most of its assets in dollars. In addition, virtually all assets are valued in dollars. A strong dollar is thus favorable for the Company.

The NOK/US$ exchange rate was 9.025 at year-end, while the average rate for 2001 was 8.992. A change of 0.25 in the NOK/US$ exchange rate would alter the net income before income taxes by approximately NOK 53 million corresponding to NOK 0.64 per share.

Dayrates
The Company receives dayrates for drilling units in operations. The dayrates are usually fixed during contract periods. As the units over time completes their contracts the Companys average received dayrate may change. A US$ 1,000 change in dayrates for all of the Company's drilling rigs impacts annual revenues by some NOK 38 million. Assuming no corresponding change in costs, this would change income before income taxes by NOK 0.46 per share per year.

Personnel Costs
Personnel costs account for approximately 58 percent of Smedvig's operating expenses, excluding depreciation. For the Company's mobile units and tender rigs a pay increase of one percent would reduce the operating profit by roughly NOK 16 million per year, which corresponds to NOK 0.19 per share.

FINANCIAL SUMMARY

NOK million	2001	2000	1999	1998	1997
Income statement					
Revenues	3,816	3,588	3,119	3,707	3,129
EBITDA	1,536	1,384	1,134	889	752
Opearting profit (EBIT)	996	852	786	601	398
Balance sheet					
Total assets	10,951	11,094	10,225	9,184	8,668
Shareholders' equity	5,068	4,145	4,071	3,632	3,463
Interest bearing debt	4,675	5,846	5,070	3,927	1,913
Non-interest bearing debt including provisions	1,208	1,103	1,084	1,625	3,292
Fixed assets	8,732	8,642	8,511	7,251	6,447
Current assets	2,219	2,452	1,714	1,933	2,221
Key figures					
Cash and cash equivalents	930	1,045	672	579	767
Working capital	1,028	1,270	725	1,163	1,442
Cash flow	1,484	877	1,084	464	1,037
Current ratio	1.9	2.1	1.7	2.5	2.9
Interest coverage ratio	3.5	0.9	12.6	4.7	5.9
Equity ratio	46%	37%	40%	40%	40%
EBITDA margin	40%	39%	36%	24%	24%
EBIT margin	26%	24%	25%	16%	13%
Gross profit margin	12%	-1%	20%	16%	10%
Return on equity	23%	2%	15%	7%	20%
Return on capital employed	10%	9%	9%	7%	6%
Earnings per share	12.97	0.99	6.94	2.72	6.72
Cash flow per share	17.99	9.59	12.27	5.38	11.59
Book value per share	61.59	50.02	49.38	44.06	42.10
Valuation					
P/E	5.3	83.8	7.1	11.4	11.6
P/CE	3.9	8.7	4.0	5.8	6.7
P/B	1.1	1.7	1.0	0.7	1.9
EV/EBITDA	6.2	8.4	7.5	6.6	10.1
EV/EBIT	9.5	13.7	10.8	9.8	19.0

DEFINITIONS

Working capital - Current assets minus current liabilities
Cash flow - Income before income taxes plus depreciation and amortization adjusted for unrealized currency gains/losses and payable taxes
Current ratio - Current assets/current liabilities
Interest coverage ratio - (Income before taxes plus interest expenses)/Interest expenses
Equity ratio - Equity/Total assets
EBITDA - Operating profit plus depreciation and amortization
EBITDA margin - EBITDA/Revenues
EBIT margin - Operating profit/Revenues
Gross profit margin - Income before other items/Revenues
Return on equity - Net income/Average equity
Return on capital employed - (Operating profit plus interest income)/Average total assets
Earnings per share - (Net income minus minority interest)/ Average number of outstanding shares
Cash flow per share - (Cash flow minus minority interest)/ Average number of shares outstanding
Book value per share - Shareholders equity/Total number of outstanding shares
P/E - Share price/Earnings per share
P/CE - Share price/Cash flow per share
P/B - Share price/Book value per share
Enterprise value - Market capitalization plus net interest bearing debt
EV/EBITDA - Enterprise value/EBITDA
EV/EBIT - Enterprise value/EBIT

Strategic decisions in a long-term perspective

ALF RAGNAR LØVDAL
GENERAL MANAGER OPERATIONS
SMEDVIG OFFSHORE AS

STÅLE RØD
MANAGING DIRECTOR
SMEDVIG ASIA LTD.

ALF C. THORKILDSEN
CHIEF FINANCIAL OFFICER



HILDE WAALER
PUBLIC RELATIONS MANAGER

KJELL E. JACOBSEN
CHIEF EXECUTIVE OFFICER

STEIN DIESEN
GENERAL MANAGER BUSINESS
DEVELOPMENT AND TECHNOLOGY
SMEDVIG OFFSHORE AS





WEST VENTURE
Smedvig

Mobile Units



Extensive experience in deepwater operations

STRATEGY

Smedvig owns and operates one of the youngest fleets of high-specification drilling units in the offshore drilling industry. The fleet includes drilling units purpose-made for operations in harsh environment and deep waters. The Company aims to offer its customers safe and efficient drilling services by combining a technically modern and highly efficient rig fleet with skilled and experienced drilling crews and high quality management systems. Smedvig's objective is to strengthen its position in the technologically advanced market through targeted investments. In accordance with the Company's preference for advanced and modern drilling units, the 1981-built drilling rig West Delta was sold in 2001.

MARKET

The main geographical markets for harsh environment offshore drilling units are the North Sea and the North Atlantic. These regions are characterized by low temperatures, high waves and strong currents and require rigs designed and outfitted to handle rough weather conditions. At year-end, the total number of units in these markets was approximately 55 representing 38 semi-submersibles, one drillship and 16 jack-ups. In Norway, the number of units was 23 representing 18 semi-submersibles and five jack-ups. The number of units in these markets is not fixed over time, as these units are well suited for operation in other geographical areas. Smedvig currently operates a fleet of three semi-submersibles, one drillship and one jack-up in the North Sea and North Atlantic regions.

Smedvig took delivery of its first semi-submersible drilling rig in the early 1970s. Over the years, rig designs have been enhanced, and more advanced technical equipment has been developed enabling units to drill in increasingly deeper waters. Jack-ups are able to perform drilling operations in water depths up to approximately 130 meters, whereas conventional moored semi-submersibles can operate in water depths from 200 to 1,200 meters. Over the last years more advanced dynamically positioned semi-submersibles and drillships have been developed to drill in waters even deeper than 2,500 meter. Only a few of these units have been equipped to work in harsh environment.

In 2000, two new harsh environment deepwater units were delivered to Smedvig. In addition to deepwater capabilities, the units were equipped with a dual derrick allowing for drilling of wells faster than conventional single-derrick drilling units. A dual derrick enables drilling operations previously performed in sequence to be carried out in parallel. Estimated savings in time are about 20 and 40 percent in single-well and multi-well cases, respectively. In Smedvig's opinion, the introduction of the dual derrick concept is one of the most significant steps forward technologically and operationally over the last 20 years in our industry. Worldwide, there are only six deepwater units able to perform dual drilling operations. Moreover, of these six units only the two Smedvig units are designed for harsh environment.

OPERATIONS

In 2001, the three semi-submersible rigs West Alpha, West Vanguard and West Venture and the ultra-large jack-up rig West Epsilon were employed on the Norwegian Continental Shelf. The deepwater drillship West Navion had assignments in the Mediterranean and the North Atlantic. Operations proceeded satisfactorily, and the utilization rate for the mobile units was 94 percent, up from 92 percent in 2000.


Revenues
Operating profit
57%
62%
MOBILE UNITS DIVISION
OTHER DIVISIONS

UTILIZATION RATES

(figures i %)	2001	2000
West Alpha	98	96
West Epsilon	91	98
West Navion	88	87
West Vanguard	97	87
West Venture	90	92

Over the course of the year, the drillship West Navion completed deepwater exploration wells for Bapetco (a Shell affiliate) offshore Egypt, for Enterprise Oil and Conoco offshore Ireland, and for BP offshore the Faeroe Islands and Shetland.

In November, there was a helicopter accident on the helicopter deck of the drillship. This incident resulted in a minor leg injury for the co-pilot and damage to the helicopterdeck, halting operations for the unit for a short period of time.

The drillship is currently operating offshore Canada for Marathon Oil. During the assignment, the unit experienced a ten-week stop in operations due to repair work on the derrick (RamRig) and the marine riser. Thereafter, West Navion is contracted to operate for Amerada Hess and Esso keeping the unit continuously employed until November 2002.

The fifth-generation semi West Venture continued drilling production wells for Norsk Hydro on the Troll field. The contract with Norsk Hydro expires in February 2004. In 2001, the utilization rate for the semi was hampered by minor technical issues.

The fourth-generation semi West Alpha was sublet from BP to drill for Norsk Hydro on the Snorre B field, for Statoil on the Gudrun field in the Sleipner area, for Esso on the Irving prospect and for Agip on the Goliath prospect in the Barents Sea. The contract with BP expired mid February, and the rig is currently undergoing a yard-stay to replace the main engines and generator sets, which is expected to take eight weeks.

The third generation semi West Delta drilled production wells for Norsk Hydro in the Tampen area. In April, the unit was sold for approximately US$ 110 million.

The third generation semi West Vanguard drilled production wells for Norsk Hydro on the Troll and Visund fields during the year. The contract expires in December 2002.

The jack-up rig West Epsilon was engaged for Statoil on the Sleipner field and for TotalFinaElf on the Frøy field. During the year, West Epsilon had two scheduled yard-stays in connection with assignments for TotalFinaElf and Nederlandse Aardolie Maatschappij (NAM). The rig is currently offshore the Netherlands working for NAM. In August this year, the unit is scheduled to commence operations for BP on the Valhall field in Norway. The new contracts with NAM and BP replaced the contract originally ending December 2002, which Statoil decided to terminate against a cancellation fee of approximately NOK 45 million.

Water depth capacity for Smedvig's mobile units



WEST EPSILON
WEST VANGUARD
WEST ALPHA
WEST VENTURE
WEST NAVION
0
100
500
1.000
1.500
2.000
2.500
METER

Operating profit from Mobile Units
NOK mill.



750
600
450
300
150
0
97
98
99
00
01

ACCOUNTS

Revenues for 2001 amounted to NOK 2,184 million as compared to NOK 2,113 million in 2000. The increase of three percent is mainly the result of an entire year of operations for the newbuilds West Navion and West Venture.

Operating expenses excluding depreciation amounted to NOK 1,180 million unchanged from last year. Reduction in operating expenses due to the sale of West Delta was offset by higher operating expenses as a result of a full year of operation for the newbuilds. The Company also incurred additional costs to reconvert West Epsilon to cantilever mode. With the exception of some additional costs related to the operation of West Navion outside of Norway, the increase in other operating expenses was moderate.

Operating profit for mobile units amounted to NOK 650 million as compared to NOK 599 million in 2000. West Alpha and West Vanguard reported the largest increase in operating profit due to increased revenues. For West Navion and West Venture the improvement in operating profit was modest. West Epsilon experienced reduced operating profit due to the additional costs mentioned above.

PROSPECTS

For semi-submersibles and drillships the worldwide utilization rate in 2001 increased five percentage points to 88.6 percent. At year-end, the utilization rate for semi-submersibles in the North Sea and North

ACCOUNTS

NOK million	2001	2000		2001	2000
Revenues [1]	2,184	2,113	Drilling rigs	5,969	6,502
Operating expenses	(1,180)	(1,180)	Other fixed assets	56	272
Depreciation	(354)	(334)	Current assets	1,275	1,721
Operating profit	**650**	**599**	**Total assets**	**7,300**	**8,495**
EBITDA	1,056	1,000			

Key figures for the division	2001	2000
Operating margin (operating profit/revenues)	29.8%	28.3%
Turnover rate (revenues/total assets)	0.3	0.2
Return on total capital (operating profit/total assets)	8.9%	7.1%

1) Gains on sale of assets are not included.

CONTRACT STATUS



UNIT
2001
2002
2003
2004
2005
2006
WEST ALPHA
BP
WEST EPSILON
STATOIL
NAM
BP
08.2007
WEST NAVION
*
WEST VANGUARD
NORSK HYDRO
12.2007
WEST VENTURE
NORSK HYDRO
7 X 1 YEAR
ESTIMATED FIRM CONTRACTS
CUSTOMER'S OPTIONS TO EXTEND

The duration of the contracts depends on the oil companies' drilling programs. The above mentioned dates are therefore estimated ending dates.
* Bapetco, Conoco, BP, Marathon, Enterprise Oil, Amerada Hess, Esso

MOBILE UNITS OVERVIEW

UNIT	YEAR BUILT/ LATEST UPGRADE	CONSOLIDATED 1) SHARE IN %	DEPRECIATION NOK MILL.	BOOK VALUE NOK MILL.	MARKET VALUE 2) NOK MILL.
WEST ALPHA	1986/99	52	23	209	765
WEST EPSILON	1993	100	67	812	1,339
WEST NAVION	2000	50	102	2,394	1,493
WEST VANGUARD	1982/00	100	25	136	933
WEST VENTURE	2000	100	104	2,418	3,099
TOTAL			**321**	**5,969**	**7,629**

1) Consolidated share is equal to ownership share.
2) Market values are calculated as an average of value estimates from three independent brokers. The estimates are in US$, but converted to Norwegian kroner based on the exchange rate at December 31, 2001 (NOK/US$ = 9.025).

Atlantic was 83 percent as compared to 66 the previous year. For harsh environment jack-ups the utilization rate was 100 percent as compared to year-ago levels of 94 percent. In the first half of 2001, this led to better market conditions. This development was, however, countered in the second half of 2001 by weaker outlook for the world economy. As a consequence, the risk for discontinuity and idle periods for units on short-term contracts has increased.

In the longer term, however, the Company expects the balance of supply and demand for its mobile units to be favorable. The Company has particularly high expectations for the deepwater drilling market, as most of the significant new oil and gas reserves are located at greater water depths. In deeper waters, time is one of the key factors determining the cost of exploration and field development. By reducing the time spent on drilling, total field economics will improve significantly. The Company's most advanced drilling units are capable of efficient deepwater drilling and are well positioned to meet the future requirements of oil companies. For the other units operating in more conventional water depths, the long-term outlook is promising, as demand for modern and advanced drilling units both in Norway and the UK is expected to be firm.

Ten

Tender Rigs



A modernized fleet yielding improved profitability

STRATEGY

Smedvig is the largest operator of self-erecting tender rigs in Southeast Asia. The Company aims to maintain its position by offering its customers safe and efficient drilling services. This is achieved through the combination of skilled and experienced drilling crews and a technically modern and efficient tender rig fleet. The Company's strategy is to renew and expand the tender rig fleet. In accordance with this strategy, the Company took delivery of a new built semi-submersible tender rig in October 2001.

MARKET

The self-erecting tender rig concept has been used extensively in drilling production wells in benign and shallow waters for more than 30 years. West Africa and Southeast Asia are the primary geographical markets for self-erecting tender rigs. Today the worldwide fleet totals 22 units of which 16 units are



located in Southeast Asia and six units in West Africa.

Smedvig operates nine units, all currently located in Southeast Asia. Six of the units are wholly owned by the Company, while three are owned by the Malaysian company Varia Perdana Sdn. Bhd., in which Smedvig holds a 49 percent ownership interest. The remaining ownership interest in Varia Perdana is controlled by the Malaysian company Crest Petroleum Bhd.

Self-erecting tender rigs allow for drilling operations to be performed from fixed platforms without permanently installed drilling facilities. Prior to start-up of drilling operations, a heavy lift crane onboard the tender rig lifts the modularized drilling equipment set onto the platform. After completion of drilling operations, the equipment is removed in a similar manner. The tender contains living quarters, helicopter deck, storage for drilling supplies, power supply and support systems for running the drilling operation.

There are two kinds of self-erecting tender rigs: the traditional monohull purpose-built barge and the newer semi-submersible tender rig (semi-tender). The semi-tender has a hull design that allows for operations in rougher weather conditions. There are four units of the semi-submersible design, three of which are owned and operated by Smedvig.

OPERATIONS

Operations in the tender rig division proceeded satisfactorily, and the utilization rate increased to 89 percent from 71 percent in 2000. The activity increased as idle units came on contracts. The Company also experienced an increase in dayrates for the contracts entered into in 2001.


Revenues
Operating profit
24%
33%
TENDER RIGS DIVISION
OTHER DIVISIONS

During the year, tender rigs T-2 and T-3 worked under long-term contracts with Esso Production Malaysia Inc (EPMI) in Malaysia. Both units completed scheduled five-year mandatory classification surveys.

T-4 continued its work for Unocal in the Gulf of Thailand, while T-6 worked under a long-term contract for Petronas Carigali in Malaysia. In November, Unocal exercised an option to extend the contract for T-4 by one year. In March 2002, the contract was extended by another five years. The extention includes a widening of the barge, installation of two new heavy-lift cranes and a new derrick set that allows parallel activities. Parallel activities will increase the unit's efficiency.

At the end of July, T-7 commenced operations on



Operating profit from Tender Rigs
NOK mill.


400
320
240
160
80
0
97
98
99
00
01

a long-term contract in Thailand for Unocal. The start-up was subsequent to a yard-stay in Singapore for extensive upgrading and mandatory five-year classification survey. The upgrading covered a widening of the barge, two new heavy-lift cranes and a new derrickset that allows parallel activities.

T-8 continued operations for PTT Exploration and Production Company in the Gulf of Thailand.

The semi-tenders West Pelaut and West Menang continued operations for Brunei Shell. In November, Brunei Shell exercised an option to extend the contract for West Pelaut by one more year.

In October, a new semi-tender, West Alliance, was delivered on time and within budget. Subsequent to delivery, the rig was moved from Singapore to Malaysia to start operations for EPMI. Smedvig also exercised its option to purchase Keppel Shipyard's 72 percent ownership interest in the semi-tender. The agreed purchase price was US$ 61.5 million. The transaction increased Smedvig's ownership interest in West Alliance to 100 percent, and the Company's total capital expenditure for the rig to approximately US$ 85 million. In addition to conventional shallow water operations, West Alliance is designed to handle deepwater production drilling in combination with floating platforms.

ACCOUNTS

Revenues were NOK 900 million as compared to NOK 774 million in 2000, an increase of 16 percent. The improvement was primarily attributable to better terms in the contracts, higher utilization of the fleet and commencement of contract for the new semi-tender.

Operating expenses excluding depreciation were NOK 466 million compared to NOK 444 million in 2000, an increase of 5 percent. The development in operating cost is satisfactory as the operating expenses for each tender rig incurred only modest increases.

Operating profit was NOK 342 million as compared to NOK 238 million in 2000. The increase in operating profit was a consequence of higher dayrates for new contracts and increased utilization rate for the fleet.

PROSPECTS

Demand for tender rigs has remained firm through 2001. At year-end, all available units in Southeast Asia were employed. Based on the oil and gas reserves already discovered in the Southeast Asian region and planned field developments, the Company expects demand for tender rigs to remain strong in the years to come. In addition to conventional tender-rig operations, a market for the deepwater tender-rig concept is emerging. In deeper waters, tender rigs will be used in combination with floating platforms such as TLPs or Spars. This concept is expected to represent a cost-efficient drilling solution for oil companies developing deepwater fields in benign waters and has the potential to expand the market niche for tender rigs.

ACCOUNTS

NOK million	2001	2000
Revenues [1]	900	774
Operating expenses	(466)	(444)
Depreciation	(92)	(92)
Operating profit	**342**	**238**
EBITDA	458	353

	2001	2000
Tender rigs	2,050	1,303
Other fixed assets	546	504
Current assets	611	497
Total assets	**3,207**	**2,304**

Key figures for the division	2001	2000
Operating margin (operating profit/revenues)	38.0%	30.7%
Turnover rate (revenues/total assets)	0.3	0.3
Return on total capital (operating profit/total assets)	10.7%	10.3%

1) Gains on sale of assets are not included.

CONTRACT STATUS



UNIT
2001
2002
2003
2004
2005
2006
T-2
EPMI
T-3
EPMI
T-4
UNOCAL
04.2008
T-6
PETRONAS CARIGALI
T-7
UNOCAL
07.2006
T-8
PTTEP
WEST PELAUT*
BRUNEI SHELL
04.2009
WEST MENANG*
BRUNEI SHELL
WEST ALLIANCE*
EPMI
ESTIMATED FIRM CONTRACTS
CUSTOMER'S OPTIONS TO EXTEND

The duration of the contracts depends on the oil companies' drilling programs. The above mentioned dates are therefore estimated ending dates.
* Semi-submersible

TENDER RIGS OVERVIEW

UNIT	YEAR BUILT/ LATEST UPGRADE	CONSOLIDATED 1) SHARE IN %	DEPRECIATION NOK MILL.	BOOK VALUE NOK MILL.
T-2	1975/91	49	0	0
T-3	1980/97	49	0	0
T-4	1981/98	100	4	15
T-6	1983/00	49	8	55
T-7	1983/01	100	7	91
T-8	1982/98	100	18	198
WEST PELAUT	1994	100	17	297
WEST MENANG	1999	100	30	645
WEST ALLIANCE	2001	100	5	749
TOTAL			**89**	**2,050**

1) Consolidated share is equal to ownership share.




Platform
Platform Drilling

Solid market position through experienced and skilled employees

STRATEGY

Smedvig aims to maintain its strong positions in the platform production drilling and the well services markets in the Norwegian sector of the North Sea. The Company targets to deliver safe, innovative and efficient drilling services through high quality management systems and experienced and skilled employees. In this process, long-term relationships with oil companies are essential.

MARKET

The platform drilling market is concentrated on production drilling, well maintenance, technical services for maintenance and upgrading of drilling equipment, as well as plugging and abandonment of production wells. These operations are carried out on installations owned by oil companies, but under management of and with crews from drilling contractors such as Smedvig. Smedvig has been in this business since the late 1970s. The Company's current market share in Norway is about 32 percent, in a market that today consists of three main players.

The contracts are based on dayrates, and some contracts include additional compensation performance incentives. The size of the drilling crews depend on the size and type of installation, but on average there are about 30 people working offshore and another five working onshore to support the offshore operation.

In addition, the Company provides well services to oil companies. These activities cover wireline operations and sale and rental of completion equipment. Wireline operations are a cost effective way of performing interventions into producing wells. Such services are performed from a number of mobile units and fixed installations. In Norway, Smedvig's estimated market share is approximately 40 percent, with a strong position in the subsea well intervention segment.

OPERATIONS

In 2001, Smedvig performed operations for BP, Phillips Petroleum, Norsk Hydro, Shell and Statoil. The operations proceeded satisfactorily. At year-end, the business division employed 890 persons including 90 persons in well services.

During the year, there was a high level of activity on the platforms A, B and C on the Statfjord field. On these platforms, Smedvig performed drilling and maintenance operations for Statoil. In addition, the Company completed various projects related to modification and upgrading of drilling equipment and systems on the platforms.

On the Veslefrikk field, the Company conducted drilling operations on the A-platform and supplied maritime personnel on the B-platform for Statoil. Drilling operations were temporarily suspended from February to September 2001. During this period, Smedvig performed maintenance and upgrading of the drilling facility.




Revenues
Operating profit
19%
5%
PLATFORM DRILLING DIVISION
OTHER DIVISIONS

Through the year, the Company performed drilling and maintenance operations on the Ula, Gyda and Valhall fields for BP. In addition, the scope of work included extensive upgrading project work in preparation for drilling, as well as supporting BP with personnel for the new Valhall water injection platform.

Under the contract with Phillips Petroleum on the Ekofisk field, the Company drilled water- and gas-injection wells on Eldfisk and carried out well



Operating profit from Platform Drilling

NOK mill.


125
100
75
50
25
0
97
98
99
00
01

maintenance services on a few other platforms in the Greater Ekofisk area.

The well services business performed operations for Norsk Hydro, Shell and Statoil. The overall activity level for 2001 increased compared to 2000. To broaden the product scope the Company is working on developing a new generation downhole well tractor. This product is expected to be more cost effective than alternative solutions such as coiled tubing and drillpipe well based interventions.

ACCOUNTS

Revenues were NOK 732 million as compared to NOK 698 million in 2000, an increase of 5 percent. The increase is due to special projects under the contract with BP, and increased turnover for well services.

Operating expenses excluding depreciation increased to NOK 664 million from NOK 619 million in 2000 due to an increase in activity. Operating profit was reduced to NOK 50 million as compared to NOK 63 million in 2000. The reduction was a result of the suspention of drilling operations on Veslefrikk and less drilling activities in the Ekofisk area.

PROSPECTS

In recent years, field developments on the Norwegian Continental Shelf have increasingly been based on floating and subsea production solutions, which require production drilling by mobile units. Despite this trend, the demand for traditional platform drilling services has been relatively stable. Smedvig believes that this market will remain stable over the next few years, predominantly because the need for additional drilling and well services on large and mature fields in the Norwegian sector is expected to remain at a high level. This is due to new technology increasing the total depletion of fields and thus prolonging the originally expected production phase. Furthermore, it is expected that a number of smaller fields will be developed based on platform structures requiring production-drilling services.

ACCOUNTS

NOK million	2001	2000		2001	2000
Revenues [1]	732	698	Other fixed assets	85	77
Operating expenses	(664)	(619)	Current assets	186	32
Depreciation	(18)	(16)			
Operating profit	**50**	**63**	**Total assets**	**271**	**109**
EBITDA	68	79			

Key figures for the division	2001	2000
Operating margin (operating profit/revenues)	6.8%	9.0%
Turnover rate (revenues/total assets)	2.7	6.4
Return on total capital (operating profit/total assets)	18.5%	57.8 %

1) Gains on sale of assets are not included.

CONTRACT STATUS


UNIT
2001
2002
2003
2004
2005
2006
STATFJORD A, B & C
STATOIL
VESLEFRIKK A & B
STATOIL
FIELD LIFETIME
ULA, GYDA & VALHALL
BP
3 X 1-YEAR
EKOFISK, MAINTENANCE
PHILLIPS
EKOFISK, RIG 66
PHILLIPS
WELL SERVICES*
NORSK HYDRO, STATOIL, SHELL
ESTIMATED FIRM CONTRACTS
CUSTOMER'S OPTIONS TO EXTEND

* Average lenght for several fields



TENDER-RIG
JACK-UP
SEMI-SUBMERSIBLE (MOORED)
SEMI-TENDER
SEMI-SUBMERSIBLE (DYNAMICALLY POSITIONED)
DRILLSHIP

FLEET OVERVIEW

Semi-submersible rigs consist of an upper working and living quarters deck resting on vertical columns connected to lower hull pontoons. Such rigs operate in a "semi-submerged" position, remaining afloat, off bottom, in a position in which the lower hull is below the water line and the upper deck protrudes above the surface. The rig is typically anchored or positioned over a wellhead location by a computer-controlled thruster system (dynamically positioned) and remains stable for drilling in the semi-submerged floating position, due in part to its wave transparency characteristics at the water line. The term "generation" indicates the year the semi-submersible rig was built and, to a certain extent, the semi's water depth and deck load capabilities.

Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the ocean floor. Tugboats tow a jack-up rig to the drill-site with its hull riding in the sea as a vessel and its legs raised. At the drill-site, the legs are lowered until they rest on the seabed and jacking continues until the hull is elevated above the surface of the water. After completion of the drilling operations, the hull is lowered until it rests on the water, the legs are raised and the rig can be relocated to another drill-site.

Drillships are self-propelled ships equipped for drilling. Drillships are positioned over the well through either an anchoring system or a computer-controlled thruster system similar to that used on semi-submersible rigs. Drillships operate in water depths where jack-ups and other bottom-supported rigs are incapable of working.

Self-erecting tender rigs are purpose-built units for production drilling from fixed platforms. The modularized drilling package is lifted from the unit onto the platform prior to operations. The tender, which is moored next to the platform rig during drilling operations, contains living quarters, helicopter deck, storage for drilling supplies, power machinery for running the drilling equipment and well completion equipment. The semi-submersible tender rigs are equipped with similar equipment as the barges, but have semi-submersible hulls allowing the unit to operate in rougher weather conditions. Self-erecting tender rigs allow for drilling operations to be performed from platform rigs without the need for permanently installed drilling packages.

Platform rigs are immobile offshore structures from which production wells are drilled and produced. Platform rigs may be built of steel or concrete and may be rigid or compliant. Rigid platforms, which rest on the seafloor, are the concrete gravity platform and the steel-jacket platform. Compliant platform such as TLPs (Tension Leg Platforms) and Spars yield to water and wind movements and are used in deeper waters.

DEFINITIONS

Deep waters are water depths higher than 750 meters.

Ultra deep waters are water depths higher than 1,500 meters.

Harsh environments are geographical areas characterized by low temperatures, high waves and strong currents. Such areas include the North Sea and the North Atlantic margin.

Benign environments are geographical areas where the weather conditions as a norm are benign. Such areas include Brazil, Gulf of Mexico, West Africa and Southeast Asia.

Exploration drilling is drilling of wells in search for undiscovered reservoirs of oil and gas.

Production drilling is drilling of wells in already discovered reservoirs of oil and gas.

FINANCIAL CALENDAR 2002

Annual General Meeting	April 24
Share quoted excl. dividend	April 25
Payment of dividend	May 22
Results 1st quarter	April 22
Results 2nd quarter	August 7
Results 3rd quarter	October 22

ADDRESSES

SMEDVIG asa
Finnestadveien 28
Postboks 110, N-4001 Stavanger
Tel: +47 51 50 99 00
Fax: +47 51 50 96 88
Registred number: 953 114 828

E-mail: smedvig@smedvig.no
Web-site: www.smedvig.no
Hugin: www.huginonline.no/SME

Investor relations: tel. +47 51 50 99 43
Public relations: tel. +47 51 50 98 76

SMEDVIG OFFSHORE AS
Finnestadveien 28
Postboks 110, N-4001 Stavanger
Tel: +47 51 50 99 00
Fax: +47 51 50 96 88
Registred number: 929 350 685

SMEDVIG ASIA LTD.
c/o 150 Beach Road #28-01/06
Gateway West
Singapore 189721
Tel: +65 6294 2422
Fax: +65 6296 7371/6296 7380

FORWARD LOOKING STATEMENT

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Smedvig cautions that statements in this report which are forward looking and which provide other than historical information, involve risks and uncertainties that may cause the Company's actual results of operations to differ materially from those expressed or implied by these forward looking statements. Please see Smedvig's Annual Report on Form 20-F for the fiscal year ended 2000 for a more complete discussion of these risk factors.

★ Smedvig

SMEDVIG asa
...stadveien 28, P.O.Box 110, N-4001 Stavanger, Phone: +47 51 50 99 00, Fax: +47 51 50 96 88
...gistration No: 953 114 828, E-mail: smedvig@smedvig.no, Web-site: www.smedvig.no, Hugin: www.huginonline.no/SME